     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1998


                                                      REGISTRATION NO. 333-53501
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                Amendment No. 2

                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           the Securities Act of 1933
                             ---------------------

                         NATURAL NUTRITION GROUP, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                           2000                          36-4042454
(State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
 incorporation or organization)      Classification Code No.)           Identification No.)

   135 S. LASALLE STREET, SUITE 1134, CHICAGO, ILLINOIS 60603, (312) 578-1110
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                WILLIAM R. VOSS
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
   135 S. LASALLE STREET, SUITE 1134, CHICAGO, ILLINOIS 60603, (312) 578-1110 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

            KENNETH W. MILLER, ESQ.                        JOHN D. WATSON, JR., ESQ.
             KATTEN MUCHIN & ZAVIS                             LATHAM & WATKINS
      525 WEST MONROE STREET, SUITE 1600           1001 PENNSYLVANIA AVE., N.W., SUITE 1300
            CHICAGO, ILLINOIS 60661                         WASHINGTON, D.C. 20004
                (312) 902-5200                                  (202) 637-2200

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [ ].

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering: [ ].

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ].

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ].

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ].

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                        AMOUNT              PROPOSED             PROPOSED
     TITLE OF EACH CLASS OF             TO BE               MAXIMUM         MAXIMUM AGGREGATE        AMOUNT OF
  SECURITIES TO BE REGISTERED         REGISTERED         OFFERING PRICE       OFFERING PRICE      REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value...     3,795,000(1)          $16.00(2)          $60,720,000(2)         $17,913(3)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) Includes 495,000 shares to be offered upon exercise of the Underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.


(3) Previously paid.

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                                           SUBJECT TO COMPLETION

                                                                   JULY 22, 1998


                                    3,300,000 SHARES

                              NATURAL NUTRITION GROUP LOGO    HEALTH VALLEY LOGO
        BREADSHOP NATURAL FOODS LOGO

                                      COMMON STOCK

                            -------------------------------
             All of the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Natural Nutrition Group, Inc. ("NNG" or the "Company") offered hereby are being sold by the Company. Prior to this offering (the "Offering") there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

             Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "NNGI."

                            -------------------------------

            THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

                        SEE "RISK FACTORS" BEGINNING ON PAGE 10.


                            -------------------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
               ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
                  OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

            --------------------------------------------------------------------------------------------------------
            --------------------------------------------------------------------------------------------------------
                                                   PRICE                 UNDERWRITING               PROCEEDS
                                                     TO                 DISCOUNTS AND                  TO
                                                   PUBLIC               COMMISSIONS(1)             COMPANY(2)
            --------------------------------------------------------------------------------------------------------
            Per Share....................            $                        $                        $
            Total(3).....................            $                        $                        $
            --------------------------------------------------------------------------------------------------------
            --------------------------------------------------------------------------------------------------------

        (1) See "Underwriting" for information relating to indemnification of the Underwriters.
        (2) Before deducting expenses of the Offering payable by the Company estimated at $900,000.
        (3) The Company has granted the Underwriters a 30-day option to purchase up to 495,000 additional shares of Common Stock on the same terms and conditions set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
            be $                    , $                    and
            $                    , respectively. See "Underwriting."

                            -------------------------------

             The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is anticipated that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated,
        Baltimore, Maryland, on or about                     , 1998.

                            -------------------------------

        BT ALEX. BROWN                              ADAMS, HARKNESS & HILL, INC.
               THE DATE OF THIS PROSPECTUS IS                     , 1998.

 [THE INSIDE FRONT AND BACK COVER AND GATEFOLD PAGES OF THE PROSPECTUS CONTAIN PHOTOGRAPHS OF CERTAIN OF THE COMPANY'S PRODUCTS, A DESCRIPTION OF THE HEALTH
    VALLEY LOGO AND A PHOTOGRAPH OF THE COMPANY'S MANUFACTURING FACILITY IN
                             IRWINDALE, CALIFORNIA]

     The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent auditors for each fiscal year and will make available copies of quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     Health Valley(R) and Breadshop's(R) are registered trademarks of the Company. The prospectus also includes tradenames and trademarks of companies other than the Company which are the property of their respective owners.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that (i) the 290-for-1 stock split, to be effected prior to the consummation of the Offering, has occurred, (ii) the Company's Series A Preferred Stock has been redeemed with a portion of the net proceeds of the Offering and (iii) the Underwriters' over-allotment option is not exercised.

     The operations of Natural Nutrition Group, Inc. are conducted through its wholly-owned subsidiary, Health Valley Company ("Health Valley"). Unless the context otherwise requires, references in this Prospectus to the "Company" or "NNG" include Natural Nutrition Group, Inc. and Health Valley on and after April 15, 1996. All references to "Health Valley" and the "Predecessor Company" prior to April 15, 1996 refer to the combined operations of Health Valley Foods, Inc., Health Valley Manufacturing Company and their predecessors.

                                  THE COMPANY

     The Company is a leading manufacturer and marketer of premium natural and organic food products in the United States. The Company markets (i) breakfast cereals and granolas, (ii) granola bars, cereal bars, cookies, crackers and other baked goods and (iii) canned and instant soups and chilis, as well as other food products, primarily under its Health Valley(R) and Breadshop's(R) brands. The Company's branded products are made using only natural ingredients, without artificial flavors, colors, additives or preservatives. Many of the Company's products are also made with "organic" ingredients, which are grown without dependence upon artificial pesticides, chemicals or fertilizers.

     The Company currently markets over 200 products and believes it has the largest market share among marketers of natural food brands for its core product categories -- breakfast cereals and granolas, baked goods, and soups and chilis. Representative products of the Company include Health Valley(R) Spicy Vegetarian Chili, Breadshop's(R) Honey Gone Nuts(R) Cereal, Health Valley(R) Apple Cobbler Cereal Bars, Health Valley(R) Amazing Apple!(TM) Hot Breakfast Cereal and Health Valley(R) Soy Moo(R) Non-Dairy Beverage.

     The Company's products are sold primarily through natural and specialty food distributors and ultimately to consumers through natural food retailers, such as Whole Foods and Wild Oats, conventional grocery retailers, such as Fred Meyer and Kroger, and other retail channels. The Company estimates that in 1997 approximately 35% of its products were sold in the natural food retail channel, approximately 50% of its products were sold in the conventional grocery retail channel and approximately 15% of its products were sold in other retail channels. In 1997, the Company began to manufacture private label products for certain of its customers.

     The Company manufactures most of its products, unlike many natural food companies that rely on contract manufacturing. The Company's manufacturing operations are housed in a modern 150,000 square foot facility located in Irwindale, California. The Company believes that by manufacturing most of its products, it is able to better control the cost and quality of its products and provide better service to its customers. The Company estimates that it is generally utilizing less than 30% of the Irwindale facility's manufacturing capacity. As a result, the Company believes significant operating leverage can be achieved through growth. In addition, the Company's manufacturing capability has enabled it to produce private label products for retailers, which increases revenues and may also strengthen its business relationships with certain key customers.

     The natural and organic food market is highly fragmented and includes several hundred manufacturers and marketers. The Company believes that continued growth in this market combined with continued consolidation among retailers and distributors will lead to consolidation among natural and organic food manufacturers. Accordingly, a key element of the Company's growth strategy is to pursue strategic acquisitions of natural and organic food companies with products or brands that strengthen or complement the Company's product lines. The Company believes that its manufacturing capability, its sophisticated information systems and the experience and depth of its management team will enable the Company to identify and realize synergies in connection with acquisitions which may give the Company advantages over other potential acquirors.

NATURAL FOOD MARKET

     According to Natural Foods Merchandiser ("NFM"), a leading industry publication, the market for natural products grew at a rate of 20% between 1995 and 1996 and reached approximately $11.5 billion in 1996. According to NFM, the organic food market, a segment of the natural products market, also grew at a rate of 20% between 1995 and 1996 and was estimated at $3.0 billion in 1996. The Company believes that growth in the natural and organic food market is being propelled by several factors, including (i) consumers taking charge of their health and well being through awareness of the link between diet and health and improved eating habits, (ii) consumer concern over the purity and safety of foods due to the presence of pesticide residues, artificial ingredients and other chemicals and (iii) consumer awareness of environmental issues.

     In recent years, changes in attitudes and beliefs have led to changes in dietary habits. For example, from 1980 to 1995, per capita consumption of grains and fruits -- two food groups of which the United States Department of Agriculture recommends increased consumption -- grew by 30% and 20%, respectively.

     Demographic trends are also favorable for natural and organic foods. The number of adults over the age of 35 is increasing rapidly. The U.S. Census Bureau projects that between 1990 and 2000 the number of adults between the ages of 35 and 54 will grow by 29% and the number of adults over age 54 will grow by 13%. Since these demographic groups are the most frequent purchasers of the Company's products, the Company believes the aging population will increase the number of ultimate consumers of the Company's products.

COMPETITIVE STRENGTHS

     The Company believes that its current market position is attributable to the following competitive strengths:

  Strong Brand Name Recognition and Leading Market Shares

     The Health Valley(R) and Breadshop's(R) brand names, both of which have been marketed by the Company and its predecessors for over 25 years, are two of the leading brand names in the natural and organic food industry. The Company believes that the Health Valley(R)brand is one of the most recognized natural and organic food brands in the United States.

     The Company believes that it has the leading market share in the natural food and conventional grocery retail channels in each of its three core product categories -- (i) breakfast cereals and granolas, (ii) granola bars, cereal bars, cookies and other baked goods and (iii) canned and instant soups and chilis -- which accounted for over 90% of the Company's revenues in 1997.

  Expertise in Natural and Organic Ingredient Sourcing and Product Development

     The Company has significant expertise in the sourcing of natural and organic food ingredients and in the formulation of innovative natural products. The Company, together with its predecessors, has been working with natural and organic formulations, preparations and recipes for over 25 years. The Company has also developed proprietary techniques which increase shelf life, improve flavor and enhance the nutritional quality of the Company's food products, without relying on artificial ingredients or preservatives.

  Substantial Infrastructure

     NNG operates a modern manufacturing center in Irwindale, California which the Company estimates is generally operating at less than 30% utilization. In addition, the Company has sophisticated, scalable information systems capable of absorbing future growth. The Company believes the combination of excess manufacturing capacity and scalable information systems creates a significant opportunity to grow existing brands, develop new products, build its private label and contract manufacturing businesses and acquire complementary brands which can be manufactured by the Company without significant capital investment or additional fixed expenses.

  Experienced Management Team

     The natural and organic food industry is a relatively young industry, consisting primarily of comparatively small, privately-owned businesses. As a result, the management of such natural food companies often lacks the training and experience commonly found in other more mature segments of the food industry. The Company has recruited an experienced management team to oversee current operations and will continue to recruit seasoned management to support future growth and acquisitions. The Company's executive officers are veteran senior managers with extensive food industry experience. The Company believes that its larger size relative to most natural food companies enables it to recruit and retain more highly qualified and specialized management than many of its competitors.

GROWTH STRATEGY

     The Company's objective is to be the leading manufacturer and marketer of premium branded natural and organic foods. The key elements of the Company's growth strategy are as follows:

  Concentrate on the Growing Natural and Organic Food Market

     The natural and organic food market is growing rapidly, and the Company is concentrating its branded marketing activities exclusively in this market segment.

  Grow the Company's Existing Brands

     The Company intends to build upon its leading position in its current core product categories through internal growth. Both the Health Valley(R) and Breadshop's(R) brands have been marketed for more than 25 years, fostering consumer awareness and loyalty and retail availability throughout the United States. The Company plans to invest in trade and consumer marketing in order to further increase the awareness and availability of its brands. Building on its brand equities, the Company believes it can strengthen its position in current product categories and successfully launch products in new categories.

     The Company plans to continue developing new products which appeal to consumers with respect to taste, nutrition, convenience and environmental impact. The Company also plans to launch new products for evening meal consumption, complementing its existing breakfast, lunch and snack products. For example, in the third quarter of 1998, the Company plans to launch an instant rice meal positioned to compete in the single serve home meal replacement market. In addition, the Company plans to introduce new food products that incorporate ingredients with specific nutritional benefits, or functional foods.

  Expand Sales in Grocery Retail Channel

     Complementing its ongoing efforts to increase sales in the natural food retail channel, the Company plans to improve the scope and quality of conventional grocery retail distribution for its brands. By informing grocery retailers about natural and organic food markets, consumer profiles and growth opportunities, the Company will seek to enhance conventional grocers' understanding of the appeal of natural and organic food products and increase their commitment to the segment. The Company believes that fostering understanding and commitment on the part of conventional grocers will result in improved shelf space and more effective in-store merchandising, which the Company believes will increase its sales in the conventional grocery retail channel.

  Pursue Strategic Acquisitions

     A key element of the Company's growth strategy is to pursue strategic acquisitions of natural and organic food companies with products or brands that strengthen or complement the Company's product lines. The Company believes such acquisitions may create opportunities to accelerate sales growth and leverage purchasing, manufacturing and operating expenses. The Company believes the fragmented nature of the natural food industry offers numerous opportunities to acquire companies that fit well with the Company's strategy. For example, the Company recently entered into a non-binding letter of intent to acquire a natural and organic food company with revenues of approximately $5.0 million and net income of less than $20,000 in 1997. See "Business -- Growth Strategy."


  Increase Private Label Business

     The Company believes its private label sales activities can lead to both increased revenues and improved relationships with key customers, thereby improving the market for its branded products. In conventional grocery retailing, private labels frequently account for 15% to 20% of sales. However, until recently, there have been very few private label natural food products. Due to the growth of the natural and organic food market, natural food marketers have begun to establish private label programs. During 1997, the Company established a private label division, recruited an experienced private label sales manager and began developing private label customer relationships and sales. The Company intends to become the supplier of choice for private label natural and organic foods in its core product categories.

RISKS ASSOCIATED WITH THE COMPANY AND THE OFFERING

     The Common Stock offered hereby involves a high degree of risk. For a discussion of risks associated with the Company and the Offering, including the Company's limited operating history, history of net losses and acquisition strategy, as well as other factors that should be carefully considered by prospective investors, see "Risk Factors."

                             ---------------------

     NNG was incorporated in Delaware in October 1995. NNG acquired Health Valley in April 1996 and The Bread Shop, Inc. ("Breadshop") in October 1996. NNG's principal executive offices are located at 135 South LaSalle Street, Suite 1134, Chicago, Illinois 60603 and its telephone number at that address is (312) 578-1110.

                                  THE OFFERING

Common Stock offered by the Company...........  3,300,000 shares
Common Stock to be outstanding after the
  Offering....................................  8,096,964 shares(1)
Use of proceeds...............................  For redemption of the Company's Series A Preferred
                                                Stock, repayment of revolving credit and term
                                                indebtedness and general corporate purposes. See "Use
                                                of Proceeds."
Proposed Nasdaq National Market symbol........  NNGI

---------------

(1) Includes (i) 600,300 shares subject to options which will have vested within 60 days of the consummation of the Offering with a weighted average exercise price of $0.62 per share and (ii) 40,000 shares subject to options which will be granted and which will be exercisable on the date of consummation of the Offering with an exercise price equal to the initial public offering price. Excludes (i) 115,420 shares subject to unvested options with a weighted average exercise price of $0.37 per share and (ii) 116,920 shares subject to options which will be granted, but will not be exercisable, on the date of consummation of the Offering with an exercise price equal to the initial public offering price.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          PREDECESSOR COMPANY                             COMPANY
                                       -------------------------   -----------------------------------------------------
                                                      JANUARY 1,    APRIL 15,                      THREE MONTHS ENDED
                                        YEAR ENDED     1996 TO       1996 TO       YEAR ENDED           MARCH 31,
                                       DECEMBER 31,   APRIL 15,    DECEMBER 31,   DECEMBER 31,   -----------------------
                                         1995(1)       1996(1)       1996(2)          1997          1997         1998
                                       ------------   ----------   ------------   ------------   ----------   ----------
STATEMENT OF OPERATIONS DATA:
Net sales............................    $73,351       $18,221      $  39,942      $  67,898     $   16,299   $   17,568
Cost of sales........................     53,839        13,897         27,180         42,370         10,627       10,960
                                         -------       -------      ---------      ---------     ----------   ----------
Gross profit.........................     19,512         4,324         12,762         25,528          5,672        6,608
Marketing, selling and distribution
  expenses...........................     16,651         5,563          7,177         17,366          3,832        4,891
General and administrative
  expenses...........................      6,541         2,937          5,034          5,425          1,241        1,202
Amortization of goodwill and
  trademarks.........................         --            --            114            334             83           90
                                         -------       -------      ---------      ---------     ----------   ----------
Operating income (loss)..............     (3,680)       (4,176)           437          2,403            516          425
Other income(3)......................        645           169             --             --             --           --
Interest expense, net................      1,502           476          1,052          1,911            497          458
                                         -------       -------      ---------      ---------     ----------   ----------
Income (loss) before income taxes....     (4,537)       (4,483)          (615)           492             19          (33)
                                         -------       -------      ---------      ---------     ----------   ----------
Provision (benefit) for income
  taxes..............................      1,137        (1,166)            13            387             17          (25)
                                         -------       -------      ---------      ---------     ----------   ----------
Net income (loss)....................    $(5,674)      $(3,317)          (628)           105              2           (8)
                                         =======       =======
Preferred dividends..................                                   1,330          2,082            514          571
                                                                    ---------      ---------     ----------   ----------
Net loss attributable to common
  stockholders.......................                               $  (1,958)     $  (1,977)    $     (512)  $     (579)
                                                                    =========      =========     ==========   ==========
Net loss per common share-
  basic and diluted..................                               $    (.62)     $    (.48)    $     (.13)  $     (.14)
                                                                    =========      =========     ==========   ==========
Weighted average number of common
  shares outstanding.................                               3,161,737      4,132,491      4,059,903    4,156,664
                                                                    =========      =========     ==========   ==========
PRO FORMA STATEMENT OF OPERATIONS
  DATA(4):
Income before income taxes...........                                              $   2,154                  $      333
Provision for income taxes...........                                              $   1,052                  $      121
                                                                                   ---------                  ----------
Net income...........................                                              $   1,102                  $      212
                                                                                   =========                  ==========
Net income per share.................                                              $    0.15                  $      .03
                                                                                   =========                  ==========
Pro forma weighted average common
  shares outstanding.................                                              7,432,491                   7,456,664
                                                                                   =========                  ==========
OPERATING AND OTHER DATA:
EBITDA(5)............................    $   333       $(3,018)     $   2,781      $   5,848     $    1,419   $    1,342
Net cash provided by operating
  activities.........................      5,158         1,210          2,312            268            789        2,519
Net cash used in investing
  activities.........................     (1,616)         (115)       (43,199)          (857)          (347)        (206)
Net cash provided by (used in)
  financing activities...............     (3,601)         (559)        40,178            277           (754)      (2,313)

                                                                   MARCH 31, 1998
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(6)
                                                              -------   --------------
BALANCE SHEET DATA:
Working capital.............................................  $ 1,449      $ 5,588
Plant and equipment.........................................   22,603       18,424
Total assets................................................   48,317       48,035
Long-term debt..............................................   17,234           --
Redeemable preferred stock and accrued dividends............   23,550           --
Total stockholders' equity (deficit)........................   (3,172)      37,572

                                            (footnotes appear on following page)

(footnotes from previous page)
---------------
(1) The combined statement of operations data for the year ended December 31, 1995 and the period January 1, 1996 to April 15, 1996 represent the combined results of Health Valley Foods, Inc. and Health Valley Manufacturing Company (collectively, the "Predecessor Company") and exclude NNG's operating losses for the periods, which were not material. The summary consolidated data include certain reclassification adjustments to conform the presentation of 1995 financial data with that of the Company.

(2) The statement of operations data for the period from April 15, 1996 to December 31, 1996 represent the results of NNG for the year ended December 31, 1996, together with the results of operations of the Predecessor Company subsequent to its acquisition on April 15, 1996 and Breadshop subsequent to its acquisition on October 31, 1996. The operations of NNG for the period from January 1, 1996 to April 15, 1996 were not material. The results of the Company are not comparable to those of the Predecessor Company in light of the changes in the capital structure to fund the acquisitions, which included the issuance of preferred stock and the incurrence of additional debt. Additionally, the purchase accounting adjustments related to the acquisitions changed the cost basis of the Company's fixed assets, trademarks and resulting goodwill. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

(3) Other income for the years ended December 31, 1995 and 1996 primarily represents revenues from the sale of cookbooks, which was discontinued in 1996.

(4) The pro forma statement of operations data reflect the elimination of the preferred dividends and reduction of the net interest expense, and the related income tax effect, resulting from the use of a portion of the net proceeds of the Offering to redeem the Series A Preferred Stock and repay certain indebtedness. See "Use of Proceeds."

(5) EBITDA represents income (loss) before income taxes, interest expense (net of interest income), depreciation and amortization. EBITDA has been included because management uses it as a supplementary tool to measure the Company's ability to generate operating cash flow. Management also uses EBITDA to establish performance goals and related bonuses for selected Company employees. EBITDA subsequent to the acquisition of Health Valley on April 15, 1996 reflects the impact of the cost reduction efforts and overall improved operating results. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as a substitute for net income as an indicator of the Company's operating performance or cash flow as a measure of liquidity. EBITDA as presented may not be comparable to other similarly titled measures of other companies.


(6) As adjusted (i) for the Offering and the application of the net proceeds therefrom and (ii) to reflect the $7.3 million in restructuring and other charges (before a tax benefit of $2.9 million) recorded in the second quarter of 1998. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Operating Results."



                            RECENT OPERATING RESULTS



     The following financial information for the quarter and the six months ended June 30, 1998 has recently become available. The information, together with the comparative information presented for the quarter and the six months ended June 30, 1997, is unaudited but in the opinion of management includes all adjustments necessary for a fair presentation.



     Net sales for the three months ended June 30, 1998 were approximately $15.3 million, a decrease of $0.5 million, or 3.2%, from net sales of approximately $15.8 million for the comparable period in 1997. This decrease was primarily due to lower sales of canned and instant soups and chilis due to exceptionally warm weather during the second quarter of 1998. Marketing, selling and distribution expenses for the three months ended June 30, 1998 were approximately $4.4 million compared to $3.8 million for the comparable period in 1997 and as a percentage of net sales increased 4.7% from the comparable period in 1997, as a result of increased promotional and advertising activities. Operating income for the second quarter of 1998, prior to the restructuring and other charges of approximately $7.3 million recorded in that quarter, was approximately

$19,000 compared to approximately $669,000 for the comparable period in 1997, primarily due to the factors discussed above. After the $7.3 million charge, the Company had an operating loss of approximately $7.3 million for the three months ended June 30, 1998. For an explanation of the restructuring charge, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Operating Results."



     Net sales for the six months ended June 30, 1998 were approximately $32.8 million, an increase of $0.8 million, or 2.4%, over net sales of approximately $32.0 million for the comparable period in 1997. This increase was primarily due to increased sales in the natural food channel and private label, which was partially offset by the decrease in sales of canned and instant soups and chilis. Marketing, selling and distribution expenses for the six months ended June 30, 1998 were approximately $9.3 million compared to approximately $7.6 million for the comparable period in 1997 and as a percentage of net sales increased 4.6% from the comparable period in 1997, as a result of increased promotional and advertising activities. Operating income for the six months ended June 30, 1998, prior to the $7.3 million charge, was approximately $425,000 compared to approximately $1.2 million for the comparable period in 1997, primarily due to the factors discussed above. After the $7.3 million charge, the Company had an operating loss of approximately $6.9 million for the six months ended June 30, 1998.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus, the following factors should be considered carefully before purchasing any of the shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements that are based on the beliefs of, as well as assumptions made by and information currently available to, the Company's management. The words "believe," "anticipate," "intend," "estimate," "expect" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Such statements reflect the current views of the Company or its management and are subject to certain risks, uncertainties and assumptions, including, but not limited to, those set forth in the following Risk Factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results or performance in 1998 and beyond could differ materially from those expressed in, or implied by, such forward-looking statements.

LIMITED OPERATING HISTORY

     NNG was formed in late 1995 and, except for activities related to its search for acquisition candidates, did not conduct operations until its acquisition of Health Valley in April 1996. Consequently, NNG has a limited operating history and limited combined historical financial information upon which investors may base their evaluation of the Company. The disclosures regarding the Company contained in this Prospectus must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development.

HISTORY OF NET LOSSES

     The Company has generated a net loss attributable to common stockholders for each of the past three fiscal years and the three months ended March 31, 1998 and had an accumulated deficit of $4.6 million at March 31, 1998. There can be no assurance that the Company will achieve or sustain profitability. Future results will depend on many factors, including demand for the Company's products, the level of competition and the ability of management to implement the Company's growth strategy.

RISKS ASSOCIATED WITH THE COMPANY'S ACQUISITION STRATEGY

     A key element of the Company's growth strategy is to pursue strategic acquisitions of natural and organic food companies with products or brands that strengthen and complement the Company's product lines. There can be no assurance that the Company will be able to identify or reach mutually agreeable terms with acquisition candidates, or that the Company will be able to profitably manage additional businesses or successfully integrate such additional businesses into the Company without substantial costs, delays or other problems. NNG has completed two substantial acquisitions and intends to acquire other natural food companies whose businesses can be effectively integrated with that of the Company. The contribution of any acquisition to the Company's future revenues and profitability, and the realization of economies of scale from any such acquisition, will depend to a large extent on the Company's ability to integrate effectively the customer base, operations and personnel of the acquired company, and there can be no assurance that the Company will be able to do so successfully.

     Acquisitions generally involve numerous other risks, including risks associated with unanticipated problems, liabilities and contingencies, diversion of management attention from other business concerns and possible adverse effects on earnings resulting from increased goodwill amortization, increased interest costs and the issuance of additional securities. Some or all of these risks could have a material adverse effect on the Company's operations and financial performance. In addition, the competition for attractive acquisition candidates may result in fewer acquisition opportunities being available to the Company as well as high acquisition prices. There can be no assurance that businesses acquired in the future will achieve anticipated revenues or earnings. In addition, the Company may require additional debt or equity financing for future acquisitions, which may not be available on terms satisfactory to the Company.

EVOLVING CONSUMER PREFERENCES

     The Company's business is focused on the manufacturing and marketing of food products for the natural and organic food markets. The Company is subject to evolving consumer preferences for these products. There can be no assurance that demand for the Company's products will continue at current levels or increase in the future. A significant shift in consumer demand away from the Company's products or failure to maintain its current market position would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

DEPENDENCE ON RAW MATERIALS; CERTAIN RISKS ASSOCIATED WITH AGRICULTURAL PRODUCTS

     The primary raw materials used in the Company's operations include flours and grains, vegetables, fruits and fruit fillings. Frequently, the Company utilizes organically grown ingredients in its products. Although the total acreage devoted to organically grown crops has increased significantly in recent years, it remains a relatively small percentage of overall crop land. As a result, some of the Company's raw materials are available from fewer suppliers than non-organically grown ingredients. Movement in the price of these raw materials can have a corresponding impact on finished product costs, and hence, gross margins. The ability of the Company to pass through increases in costs of raw materials to its customers is dependent upon competitive conditions in the various markets in which the Company operates.

     To the extent that the Company's business relies, both directly and indirectly, on the availability of agricultural products, the Company's results of operations will be subject to certain risks associated with such products. The market for agricultural products is unpredictable and volatile, and is affected by numerous factors. The most important of such factors are weather conditions and patterns, current and projected produce stocks and prices, and governmental agricultural policies, including those that directly or indirectly influence the number of acres planted, the mix of crops planted and crop prices. Any or all of such factors could adversely affect the Company's business, financial condition, results of operations and cash flows.

COMPETITION

     The markets in which the Company competes are highly competitive. Numerous natural and organic food companies compete with the Company, including The Hain Food Group, Inc., Barbara's Bakery, Inc. and Fantastic Foods, Inc. The Company believes that in the natural food sector of the food industry it competes with more than 500 companies, most of which are small independent companies and none of which is dominant. The Company's products also compete, from time to time, with products of larger conventional food companies, such as ConAgra, Inc.'s Healthy Choice line or Nabisco, Inc.'s SnackWell line. The Company competes with these companies based upon product quality, taste and appearance, nutrition, breadth of product offerings, customer service and price. Some of the Company's competitors have substantially greater financial, marketing and other resources than the Company. Additional competitors with greater resources than the Company may enter the industry and compete effectively against the Company. To the extent that the Company is unable to compete successfully against its existing and future competitors, its business, operating results and financial condition would be materially adversely affected. See "Business -- Competition."

RISKS ASSOCIATED WITH GENERAL ECONOMIC CONDITIONS

     Natural and organic foods are generally priced at a premium over conventional foods and certain economic conditions may affect the level of consumer spending on products offered by the Company. A recession in the general economy or decline in consumer spending in the natural foods industry could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

RELIANCE ON INDEPENDENT DISTRIBUTORS AND RETAILERS

     The Company distributes its products nationwide to retailers primarily through independent food distributors. The Company relies to a large extent upon sales efforts made by or through non-affiliated food distributors and retailers. For 1997, sales through each of Tree of Life, Inc. and United Natural Foods, Inc. -- two large natural food distributors -- accounted for 14% and 13%, respectively, of the Company's revenues, and the percentages may increase for the year ending December 31, 1998. The loss of, or business disruption at, one or more distributors or retailers may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

TRADEMARKS AND OTHER PROPRIETARY RIGHTS

     The Company owns the principal trademarks for its products, including Health Valley(R) and Breadshop's(R), and owns a number of other trademarks used on individual products, such as those for Honey Gone Nuts(R), Soy Moo(R) and Fiber 7(R). The Company believes that such trademarks are important to the marketing of the Company's products. The Company's recipes and certain manufacturing processes also constitute proprietary information and are important to the Company's success and competitive position. Accordingly, the Company seeks to establish and protect its trademarks, trade secrets and other proprietary rights. However, the actions taken by the Company may not be sufficient to prevent imitation of its products by others or to prevent others from claiming violations of their trademarks, trade secrets and proprietary rights by the Company. In addition, others may assert rights in the Company's trademarks and other proprietary rights.

GOVERNMENT REGULATION

     The Company's operations are subject to extensive regulation by the United States Food and Drug Administration ("FDA"), the United States Department of Agriculture ("USDA") and other state and local authorities regarding the manufacturing, packaging, storage, distribution and advertising and labeling of the Company's products. The Company's manufacturing facilities and products are subject to periodic inspection by federal, state and local authorities. The Company's advertising is subject to regulation by the Federal Trade Commission ("FTC") pursuant to the Federal Trade Commission Act and regulations issued thereunder. The Company believes that it is currently in substantial compliance with all material governmental laws and regulations and maintains all material permits and licenses relating to its operations. Nevertheless, there can be no assurance that the Company is in compliance with such laws and regulations or that it will be able to comply with any future laws and regulations. Failure by the Company to comply with applicable laws and regulations could subject the Company to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

     In addition, the USDA has proposed new regulations concerning organic food production and labeling. Although there is uncertainty as to the final form of such regulations, there can be no assurance that the adoption of these regulations would not limit the activities of the Company or significantly increase the cost of regulatory compliance. See "Business -- Government Regulation."

RISK OF PRODUCT LIABILITY

     The manufacture and sale of food products for human consumption involves the risk of injury to consumers as a result of tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, aflatoxin and other agents, or residues introduced during the growing, storage, handling or transportation phases. While the Company is subject to governmental inspection and regulations and believes its facilities comply in all material respects with all applicable laws and regulations, there can be no assurance that consumption of the Company's products will not cause a health-related illness in the future or that the Company will not be subject to claims or lawsuits relating to such matters. The Company maintains product liability insurance in an amount which the Company believes to be adequate and requires that its co-packer maintain product liability insurance with the Company as a co-insured. However, there can be no assurance that the Company will not incur claims or liabilities for which it is not insured or that exceed the amount of its insurance coverage or that the Company will be able to maintain adequate insurance.

SEASONALITY AND QUARTERLY FLUCTUATIONS


     The Company's revenues and results of operations fluctuate with the seasonal demand for certain of its products. The Company's revenues are affected during the spring and summer months due to decreased sales of its canned and instant soups and chilis and other hot food products. There can be no assurance that the Company will be able to adjust its expenses on a short-term basis to minimize the effect of these fluctuations in revenues.



     The Company's quarterly results of operations have fluctuated in the past and will fluctuate in the future based on many factors in addition to seasonality. These factors include fluctuations in the general economy, increased competition, changes in operating expenses, failure to successfully integrate acquired companies, expenses related to acquisitions, the potential adverse effect of acquisitions, weather, the size and timing of customer orders, new product introductions, changes in customer preferences and market acceptance of new products. Many of these factors are outside the control of the Company. Due to these and many unforeseen factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of Common Stock would likely be materially adversely affected.


DEPENDENCE ON CONTRACT MANUFACTURER FOR CANNED PRODUCTS

     The Company currently relies and expects to continue to rely on a single contract manufacturer, or co-packer, for the production of the Company's canned soups and chilis, which together accounted for approximately 25% of the Company's revenues for 1997 and the three months ended March 31, 1998. If the Company's co-packer were unable or unwilling to produce and ship these products in a timely manner or to produce sufficient quantities to support demand for these products, the Company would have to identify and qualify new co-packers. There can be no assurance that the Company would be able to identify and qualify new co-packers in a timely manner or that such co-packers would allocate sufficient capacity to the Company in order to meet its requirements, which would adversely affect the Company's ability to make timely deliveries of its products. Any significant delay in shipments of the Company's products would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

LABOR RELATIONS

     Although none of the Company's employees are covered by a collective bargaining agreement, the Company is currently negotiating with the Bakery, Confectionary & Tobacco Workers' International Union concerning a collective bargaining agreement covering the Company's regular production, maintenance and warehouse employees, who represent approximately 37% of its total employees. Depending on the outcome of these negotiations, the Company could be subject to work stoppages and increases in labor costs, either of which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

NO DIVIDENDS

     The Company has not paid any dividends on its Common Stock to date and does not anticipate declaring or paying any dividends on its Common Stock in the foreseeable future. The Company is prohibited from paying dividends under its existing credit agreement.

DEPENDENCE UPON KEY PERSONNEL

     The success of the Company is largely dependent upon the personal efforts and abilities of its executive officers. The loss of the services of one or more of its executive officers could have a material adverse effect on the Company's business, results of operations and financial condition. The Company does not maintain "key person" life insurance policies covering any of its executive officers. Other than William R. Voss, the Company's Chief Executive Officer, no other executive officer has an employment agreement with the Company. See "Management."

CONTROL BY EXISTING STOCKHOLDERS

     Upon completion of the Offering, the persons and entities listed under "Principal Stockholders" will own, in the aggregate, approximately 55.6% of the Company's outstanding Common Stock. Accordingly, such persons and entities, if they acted together, would be able to elect all directors and exercise control over the business, policies and affairs of the Company. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. The interests of such persons and entities could conflict with the interests of the other stockholders of the Company. See "Principal Stockholders."

NO PRIOR MARKET

     There has been no public market for the Company's Common Stock prior to this Offering and there can be no assurance that an active public market will develop or be sustained after this Offering. The initial public offering price will be determined by negotiations among the Company and the representatives of the Underwriters, and may bear no relationship to the price at which the Common Stock will trade after the Offering. See "Underwriting" for the factors to be considered in determining the initial public offering price. After the Offering, the market price of the Common Stock may be subject to significant fluctuations in response to numerous factors, including variations in the annual or quarterly financial results of the Company or its competitors, changes by financial research analysts in their estimates of the earnings of the Company or the failure of the Company to meet such estimates, conditions in the economy in general or in the markets in which the Company competes, unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting the Company or the natural and organic food industry. From time to time, the stock market experiences significant price and volume volatility, which may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

IMMEDIATE AND SUBSTANTIAL DILUTION

     The purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their shares of approximately $11.82 per share (assuming an initial public offering price of $15.00). In the event the Company issues additional Common Stock in the future, including shares which may be issued in connection with future acquisitions or upon exercise of outstanding options, purchasers of Common Stock in this Offering may experience further dilution. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the Common Stock could be adversely affected by the sale of substantial amounts of Common Stock in the market following the Offering. Upon consummation of the Offering, 4,156,664 shares may be deemed "restricted securities" as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"). In addition, upon consummation of the Offering, 1,200,000 shares will be reserved for issuance under the Incentive Plan and Purchase Plan. Of the currently outstanding options to purchase Common Stock and options to be granted upon consummation of the Offering, options to purchase 640,300 shares of Common Stock will be exercisable within 60 days of the consummation of the Offering, subject to lock-up agreements. See "Underwriting." Prior to the expiration of the lock-up period, the Company intends to file a registration statement on Form S-8 covering shares issuable upon exercise of stock options granted under the Company's stock option plans. Such shares, upon issuance, will be immediately available for resale (in the case of holders who are affiliates of the Company, subject to certain limitations of Rule 144 under the Securities Act), subject to lock-up agreements. Following the expiration or release of lock-up agreements, "restricted securities" held by certain stockholders will be available for public resale in accordance with Rule 144 under the Securities Act. See "Shares Eligible for Future Sale."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

     The Board of Directors of the Company is authorized to issue preferred stock in one or more series without stockholder action. The members of the Board of Directors of the Company serve staggered terms. The existence of this "blank-check" preferred stock and the staggered Board of Directors could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. Certain provisions of the Delaware General Corporation Law may also discourage takeover attempts that have not been approved by the Board of Directors. See "Management -- Board of Directors" and "Description of Capital Stock."

                             HISTORY OF THE COMPANY
FORMATION OF NNG

     NNG was formed in 1995 by William R. Voss, an experienced food industry executive, and Frontenac Company, a Chicago-based private equity firm specializing in the consumer, health care and technology industries, to acquire and develop natural and organic food companies. NNG believed that the natural and organic food industry presented attractive investment opportunities for the following reasons (i) the market was experiencing rapid growth, (ii) the large number of small, undercapitalized privately owned companies presented acquisition opportunities and (iii) economies of scale were achievable through combining companies and brands. During 1995 and early 1996, NNG's sole activity was to identify and evaluate acquisition candidates. NNG completed its first acquisition, the Health Valley acquisition, in April 1996 for a purchase price of approximately $34 million.

HEALTH VALLEY PRIOR TO ACQUISITION BY NNG

     Health Valley commenced operations in 1971. During the 1970s and 1980s, Health Valley introduced numerous innovative products such as low sodium products and products made with oat bran and organic ingredients. During that period, the Health Valley(R) brand developed into one of the leading natural food brands, especially within the then-emerging natural food retail channel of distribution. In the late 1980s, Health Valley created a line of fat-free products which gained mainstream acceptance. In order to accelerate growth, Health Valley expanded its distribution into mass merchandise and club wholesale channels in addition to the natural food and grocery retail channels where it had traditionally sold its products.

     Due in large part to the success of its fat-free line, Health Valley's sales grew rapidly from 1990 to a peak of approximately $123 million in 1993. By 1993, over one-third of Health Valley's total sales were to mass merchandisers and club wholesalers. In order to handle increasing sales and prepare for future growth, Health Valley invested approximately $40 million to equip the manufacturing facility in Irwindale, California with new equipment capable of handling production far in excess of its requirements at that time. Much of the cost of acquiring this equipment was financed through debt and capital leases. Beginning in late 1993 and continuing through early 1996, sales declined as a result of (i) increased competition in the fat-free segment, (ii) changing customer preferences from fat-free to low-fat foods and (iii) the reduction or elimination of Health Valley products sold by some natural food retailers and conventional grocery retailers due to the lack of differentiation in the products sold through warehouse clubs. As sales declined, Health Valley became unprofitable and experienced cash flow problems.

HEALTH VALLEY TURNAROUND

     Upon acquiring Health Valley, NNG took immediate steps to eliminate Health Valley's negative cash flow by implementing cost controls and other measures. By the end of 1996, the Health Valley business began to generate positive operating cash flow. Shortly after the acquisition, the Company commenced its search for a management team to work with William R. Voss in completing the turnaround of the Health Valley business and in implementing its plan for future growth of the business. Beginning in June 1996, the Company hired Michael D. de Boom as Senior Vice President-Operations, Diane J. Beardsley as Senior Vice President and Chief Financial Officer and William J. Nictakis as Senior Vice President-Sales and Marketing, as well as additional management personnel. As the Company's management team was completed, the Company developed plans to grow the Health Valley business.

     During the second half of 1996, NNG redirected the Company's sales focus away from the mass merchandise and club wholesale channels that accelerated Health Valley's growth in the early 1990s and towards the natural food and conventional grocery channels, which NNG believed were the keys to the long-term development of the Company's brands. In addition, the Company initiated a comprehensive repositioning of the Health Valley(R) brand.

HEALTH VALLEY(R) BRAND REPOSITIONING

     When the Company acquired Health Valley in 1996, its products were positioned primarily as "fat-free," despite the products' numerous other benefits such as natural and organic ingredients, moderate sodium, high fiber and natural vitamins. Moreover, in order to make many of its products without fat, Health Valley sometimes compromised on flavor. Although most of the Health Valley product packaging clearly indicated that the products were fat-free, there was no unifying design or color scheme to identify the brand and communicate its positioning to consumers.

     Early in 1997, the Company initiated a comprehensive review of the Health Valley(R) brand to determine how to best position the brand in the market. As a result of this review, the Company determined that instead of continuing to position Health Valley(R) as "America's No. 1 Fat-Free Brand," Health Valley(R) should be positioned as the leading brand for great tasting, premium natural and organic foods for people interested in taking charge of their health and well being.

     In support of the new brand positioning, the Company decided to reformulate certain products to improve taste, appearance and texture and also to redesign its packaging in order to:

     - Unify the brand under a common package design system incorporating consistent logo placement and treatment, consistent type faces, color schemes and artwork.

     - Emphasize the broad nutritional advantages of Health Valley(R) products compared with other brands.

     - Increase awareness of product quality and taste.

     Throughout 1997 and early 1998, the Company directed significant management attention and research and development effort to the reformulation of its products in support of the new brand positioning. Additionally, the Company engaged a leading design firm early in 1997 to develop the package designs for the Health Valley(R) brand. A design system was approved by the Company in June 1997 and, since then, the Company has been designing and producing the new packages. As a result of these efforts, the Company began introducing reformulated and repackaged products in the first half of 1998.

THE BREADSHOP ACQUISITION

     In October 1996, the Company acquired Breadshop for a purchase price of approximately $9 million, which significantly enhanced the Company's market share in the natural cereal and granola segment of the natural food industry. Following this acquisition, the Company integrated Breadshop's operations with those of Health Valley.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,300,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $15.00 per share less underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $45.1 million ($52.0 million if the Underwriters' over-allotment option is exercised in full). The net proceeds will be used to (i) redeem all of the outstanding shares of the Company's Series A Preferred Stock (approximately $23.6 million) and (ii) repay indebtedness under an existing revolving credit facility and two existing term loans (Term Loan A and Term Loan B) with LaSalle National Bank ("LaSalle") (approximately $20.1 million). The remaining $1.4 million will be available for general corporate purposes. Pending such uses, the net proceeds will be invested in short-term, interest-bearing, investment grade securities. Certain holders of the Series A Preferred Stock are affiliates of the Company. See "Certain Transactions." The borrowings under the LaSalle revolving credit facility and term loans, which were incurred to finance the acquisitions of Health Valley and Breadshop, accrue interest, at the Company's option, at either LaSalle's prime rate plus 0.25% per annum, or the London InterBank Offered Rate (LIBOR) plus 2.50% per annum. The revolving credit facility expires on June 30, 1999 and Term Loan A and Term Loan B mature on June 30, 2003 and October 31, 2002, respectively. As of March 31, 1998, the weighted average interest rates for the revolving credit facility, Term Loan A and Term Loan B were 8.31%, 8.16% and 8.13%, respectively.

                                DIVIDEND POLICY

     The Company intends to retain its earnings, if any, to finance the expansion of its business and for general corporate purposes and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant. Additionally, the Company's existing credit agreement with LaSalle prohibits the Company from paying dividends and it is likely that future credit agreements will contain a similar restriction.

                                    DILUTION

     The net tangible book deficit of the Company as of March 31, 1998 (after giving effect to $7.3 million of restructuring and other charges (before a tax benefit of $2.9 million) recorded in the second quarter of 1998) was approximately $(21.4 million), or $(5.15) per share of Common Stock. After giving effect to the sale of the 3,300,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $15.00 per share less the underwriting discounts and commissions and estimated offering expenses) and the application of the net proceeds therefrom, the Company's pro forma net tangible book value at March 31, 1998 would have been approximately $23.7 million, or $3.18 per share. This represents an immediate increase in pro forma net tangible book value of $8.33 per share to existing stockholders and an immediate dilution of $11.82 per share to new investors purchasing the shares in the Offering. The following table illustrates this pro forma dilution:

Assumed initial public offering price per share.............           $15.00
  Net tangible book deficit per share before the Offering...  $(5.15)
  Increase per share attributable to new investors..........    8.33
                                                              ------
Pro forma net tangible book value per share after the
  Offering..................................................             3.18
                                                                       ------
Dilution per share to new investors.........................           $11.82
                                                                       ======

     The following table summarizes as of March 31, 1998, after giving effect to the Offering, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor, and the average price per share paid by the existing stockholders and by the new investors purchasing shares of Common Stock in the Offering before deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Company:

                                SHARES PURCHASED      TOTAL CONSIDERATION
                               -------------------   ---------------------   AVERAGE PRICE
                                NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                               ---------   -------   -----------   -------   -------------
Existing stockholders........  4,156,664     55.7%   $ 1,433,333      2.8%      $ 0.34
New investors................  3,300,000     44.3     49,500,000     97.2       $15.00
                               ---------    -----    -----------    -----
          Total..............  7,456,664    100.0%   $50,933,333    100.0%
                               =========    =====    ===========    =====

     The above computations assume no exercise of the Underwriters' over-allotment option and no exercise of options to purchase (i) 600,300 shares subject to options which will have vested within 60 days of the consummation of the Offering with a weighted average exercise price of $0.62 per share, (ii) 40,000 shares subject to options which will be granted and which will be exercisable on the date of consummation of the Offering with an exercise price equal to the initial public offering price, (iii) 115,420 shares subject to unvested options with a weighted average exercise price of $0.37 per share and
(iv) 116,920 shares subject to options which will be granted, but will not be exercisable, on the date of consummation of the Offering with an exercise price equal to the initial public offering price. To the extent options are exercised, there will be further dilution to new investors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998 and as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom to redeem all of the outstanding shares of the Company's Series A Preferred Stock and to repay the outstanding indebtedness under the LaSalle credit agreement. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. See also "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock."

                                                                                            MARCH 31, 1998
                                                                                      ---------------------------
                                                                                      ACTUAL    AS ADJUSTED(1)(2)
                                                                                      -------   -----------------
                                                                                            (IN THOUSANDS)
Current maturities of long-term debt...........................................       $ 2,866        $    --
                                                                                      =======        =======
Long-term debt, less current maturities........................................       $17,234        $    --
Series A Preferred Stock, par value $.001 per share, 35,000 shares authorized;
  19,566.667 shares issued and outstanding, actual; no shares authorized,
  issued and outstanding, as adjusted..........................................        23,550             --
Stockholders' equity:
  Preferred Stock, par value $.001 per share, 2,000,000 shares authorized; no
     shares issued and outstanding.............................................            --             --
  Common Stock, par value $.001 per share, 50,000,000 shares authorized;
     4,156,664 shares issued and outstanding, actual; 7,456,664 shares issued
     and outstanding, as adjusted..............................................             4              7
Additional paid-in-capital.....................................................         1,429         46,561
Accumulated deficit............................................................        (4,605)        (8,996)
                                                                                      -------        -------
          Total stockholders' equity (deficit).................................        (3,172)        37,572
                                                                                      -------        -------
          Total capitalization.................................................       $37,612        $37,572
                                                                                      =======        =======

(1) Adjustment has been made to reflect $7.3 million in restructuring and other charges (before a tax benefit of $2.9 million) recorded in the second quarter of 1998.


(2) Excludes options to purchase (i) 600,300 shares subject to options which will have vested within 60 days of the consummation of the Offering with a weighted average exercise price of $0.62 per share, (ii) 40,000 shares subject to options which will be granted and which will be exercisable on the date of consummation of the Offering with an exercise price equal to the initial public offering price, (iii) 115,420 shares subject to unvested options with a weighted average exercise price of $0.37 per share and (iv) 116,920 shares subject to options which will be granted, but will not be exercisable, on the date of consummation of the Offering, with an exercise price equal to the initial public offering price.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The statement of operations data for the year ended December 31, 1995, the period January 1, 1996 to April 15, 1996, the period April 15, 1996 through December 31, 1996 and the year ended December 31, 1997 and the balance sheet data at December 31, 1996 and 1997 are derived from the Consolidated Financial Statements of the Company and the Predecessor Company, which have been audited by Deloitte & Touche LLP, independent auditors, and which are contained elsewhere in this Prospectus. The balance sheet data at December 31, 1995 have been derived from audited financial statements of the Company which are not included herein. The statement of operations data for each of the two years ended December 31, 1994, and the balance sheet data at December 31, 1993 and 1994, are derived from the financial statements of the Company, which have not been audited. Such unaudited financial statements for 1993 and 1994, along with the financial data as of March 31, 1998 and for the three months ended March 31, 1997 and 1998, are unaudited but, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality." The selected pro forma income statement data set forth below are for informational purposes only and may not necessarily be indicative of the results of operations of the Company in the future. The following selected financial data should be read in conjunction with the Company's financial statements and the related notes thereto, which are included elsewhere in this Prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                        PREDECESSOR COMPANY                                       COMPANY
                           ---------------------------------------------   -----------------------------------------------------
                                                              JANUARY 1,    APRIL 15,                      THREE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,         1996 TO       1996 TO       YEAR ENDED           MARCH 31,
                           --------------------------------   APRIL 15,    DECEMBER 31,   DECEMBER 31,   -----------------------
                           1993(1)    1994(1)     1995(2)      1996(2)       1996(3)          1997          1997         1998
                           --------   --------   ----------   ----------   ------------   ------------   ----------   ----------
STATEMENT OF OPERATIONS DATA:
Net sales................  $123,418   $105,088   $   73,351   $   18,221    $   39,942     $   67,898    $   16,299   $   17,568
Cost of sales............    81,071     69,239       53,839       13,897        27,180         42,370        10,627       10,960
                           --------   --------   ----------   ----------    ----------     ----------    ----------   ----------
Gross profit.............    42,347     35,849       19,512        4,324        12,762         25,528         5,672        6,608
Marketing, selling and
  distribution
  expenses...............    23,968     20,629       16,651        5,563         7,177         17,366         3,832        4,891
General and
  administrative
  expenses...............     6,259      9,990        6,541        2,937         5,034          5,425         1,241        1,202
Amortization of goodwill
  and trademarks.........        --         --           --           --           114            334            83           90
                           --------   --------   ----------   ----------    ----------     ----------    ----------   ----------
Operating income
  (loss).................    12,120      5,230       (3,680)      (4,176)          437          2,403           516          425
Other income(4)..........        69      1,581          645          169            --             --            --           --
Interest expense, net....     1,252      1,291        1,502          476         1,052          1,911           497          458
                           --------   --------   ----------   ----------    ----------     ----------    ----------   ----------
Income (loss) before
  income taxes...........    10,937      5,520       (4,537)      (4,483)         (615)           492            19          (33)
                           --------   --------   ----------   ----------    ----------     ----------    ----------   ----------
Provision (benefit) for
  income taxes...........     4,467      2,100        1,137       (1,166)           13            387            17          (25)
                           --------   --------   ----------   ----------    ----------     ----------    ----------   ----------
Net income (loss)........  $  6,470   $  3,420   $   (5,674)  $   (3,317)         (628)           105             2           (8)
                           ========   ========   ==========   ==========
Preferred dividends......                                                        1,330          2,082           514          571
                                                                            ----------     ----------    ----------   ----------
Net loss attributable to
  common stockholders....                                                   $   (1,958)    $   (1,977)   $     (512)  $     (579)
                                                                            ==========     ==========    ==========   ==========
Net loss per common share
  -- basic and diluted...                                                   $     (.62)    $     (.48)   $     (.13)  $     (.14)
                                                                            ==========     ==========    ==========   ==========
Weighted average number
  of common shares
  outstanding............                                                    3,161,737      4,132,491     4,059,903    4,156,664
                                                                            ==========     ==========    ==========   ==========
PRO FORMA STATEMENT OF
  OPERATIONS DATA(5):
Income before income
  taxes..................                                                                  $    2,154                 $      333
Provision for income
  taxes..................                                                                       1,052                        121
                                                                                           ----------                 ----------
Net income...............                                                                  $    1,102                 $      212
                                                                                           ==========                 ==========
Net income per share.....                                                                  $     0.15                 $      .03
                                                                                           ==========                 ==========
Pro forma weighted
  average common shares
  outstanding............                                                                   7,432,491                  7,456,664
                                                                                           ==========                 ==========

                                        PREDECESSOR COMPANY                                       COMPANY
                           ---------------------------------------------   -----------------------------------------------------
                                                              JANUARY 1,    APRIL 15,                      THREE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,         1996 TO       1996 TO       YEAR ENDED           MARCH 31,
                           --------------------------------   APRIL 15,    DECEMBER 31,   DECEMBER 31,   -----------------------
                           1993(1)    1994(1)     1995(2)      1996(2)       1996(3)          1997          1997         1998
                           --------   --------   ----------   ----------   ------------   ------------   ----------   ----------
OPERATING AND OTHER DATA:
EBITDA(6)................  $ 15,816   $ 10,177   $      333   $   (3,018)   $    2,781     $    5,848    $    1,419   $    1,342
Net cash provided by
  operating activities...     5,391      5,623        5,158        1,210         2,312            268           789        2,519
Net cash used in
  investing activities...    (6,463)    (4,561)      (1,616)        (115)      (43,199)          (857)         (347)        (206)
Net cash provided by
  (used in) financing
  activities.............       846     (1,042)      (3,601)        (559)       40,178            277          (754)      (2,313)

                                                    DECEMBER 31,                          MARCH 31, 1998
                                   -----------------------------------------------   ------------------------
                                    1993      1994      1995      1996      1997     ACTUAL    AS ADJUSTED(7)
                                   -------   -------   -------   -------   -------   -------   --------------
BALANCE SHEET DATA:
Working capital..................  $   397   $ 1,525   $(6,764)  $  (443)  $ 2,347   $ 1,449      $ 5,588
Plant and equipment..............   21,948    23,858    25,240    26,374    23,358    22,603       18,424
Total assets.....................   43,197    43,421    38,578    53,330    50,212    48,317       48,035
Long-term debt...................    5,761     5,637     5,398    19,304    18,835    17,234           --
Redeemable preferred stock and
  accrued dividends..............                                 19,997    22,979    23,550           --
Total stockholders' equity
  (deficit)......................   16,938    20,358    13,745      (716)   (2,593)   (3,172)      37,572

---------------
(1) The combined statement of operations data for the years ended December 31, 1993 and 1994 represent the combined results of the Predecessor Company. The selected consolidated data include certain reclassification adjustments to conform the presentation of the 1993 and 1994 financial data with that of the Company.

(2) The combined statement of operations data for the year ended December 31, 1995 and the period January 1, 1996 to April 15, 1996 represent the combined results of the Predecessor Company and exclude NNG's operating losses for the periods, which were not material. The selected consolidated data include certain reclassification adjustments to conform the presentation of 1995 financial data with that of the Company.

(3) The statement of operations data for the period from April 15, 1996 to December 31, 1996 represent the results of NNG for the year ended December 31, 1996, together with the results of operations of the Predecessor Company subsequent to its acquisition on April 15, 1996 and Breadshop subsequent to its acquisition on October 31, 1996. The operations of NNG for the period from January 1, 1996 to April 15, 1996 were not material. The results of the Company are not comparable to those of the Predecessor Company in light of the changes in the capital structure to fund the acquisitions, which included the issuance of preferred stock and the incurrence of additional debt. Additionally, the purchase accounting adjustments related to the acquisitions changed the cost basis of the Company's fixed assets, trademarks and resulting goodwill. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

(4) Other income for the years ended December 31, 1993, 1994, 1995 and 1996 primarily represents revenues from the sale of cookbooks, which was discontinued in 1996.

(5) The pro forma statement of operations data reflect the elimination of the preferred dividends and reduction of the net interest expense, and the related income tax effect, resulting from the use of a portion of the net proceeds of the Offering to redeem the Series A Preferred Stock and repay certain indebtedness. See "Use of Proceeds."

(6) EBITDA represents income (loss) before income taxes, interest expense (net of interest income), depreciation and amortization. EBITDA has been included because management uses it as a supplementary tool to measure the Company's ability to generate operating cash flow. Management also uses EBITDA to establish performance goals and related bonuses for selected Company employees. EBITDA subsequent to the acquisition of Health Valley on April 15, 1996 reflects the impact of the cost reduction efforts and overall improved operating results. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as a substitute for net income as an indicator of the Company's operating performance or cash flow as a measure of liquidity. EBITDA as presented may not be comparable to other similarly titled measures of other companies.


(7) As adjusted (i) for the Offering and the application of the net proceeds therefrom and (ii) to reflect the $7.3 million in restructuring and other charges (before a tax benefit of $2.9 million) recorded in the second quarter of 1998. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Operating Results."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes thereto of the Company included elsewhere in this Prospectus.

GENERAL

     NNG was founded in 1995 by current Chairman, Chief Executive Officer and President William R. Voss and Frontenac Company to acquire and develop natural and organic food companies. The Company sells natural and organic breakfast cereals and granolas, baked goods and soups and chilis primarily under its Health Valley(R) and Breadshop's(R) brands, to natural food and specialty food distributors and, in certain instances, directly to retailers, including natural food retailers, grocery chains, and warehouse clubs. The Company operates out of a modern facility located in Irwindale, California which houses its manufacturing and administrative functions.

     NNG completed its first acquisition, the Health Valley acquisition, in April 1996. Prior to the acquisition, Health Valley experienced significant business and financial difficulties. NNG took immediate steps to resolve Health Valley's difficulties by implementing cost controls and other measures.

     The Health Valley acquisition provided NNG with an operating and manufacturing platform for future acquisitions. NNG's second acquisition, the Breadshop acquisition, was completed in October 1996. The manufacturing and distribution operations of Breadshop were integrated into the Company's Irwindale facility in January 1997. This consolidation produced significant operating efficiencies in the manufacturing and distribution of Breadshop's cereal and granola products.

     Following these two acquisitions, the Company focused on cost reduction and efficiency improvements in order to generate funds to support increased marketing expenditures and investments in the Health Valley(R) and Breadshop's(R) brands, as well as to service acquisition debt. Cost reduction initiatives included (i) more efficient purchasing, (ii) the reformulation of certain products and reengineering of certain packaging and (iii) workforce reductions.

     The following table sets forth certain statement of operations data of the Company for each of the periods presented and pro forma data for 1996. This table should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in the Prospectus.

                                                   YEAR ENDED DECEMBER 31,      THREE MONTHS ENDED
                                                -----------------------------        MARCH 31,
                                                            1996                -------------------
                                                 1995     PRO FORMA    1997       1997       1998
                                                 ----     ---------    ----       ----       ----
Net sales.....................................  $73,351    $58,163    $67,898   $16,299    $17,568
Cost of sales.................................   53,839     41,077     42,370    10,627     10,960
                                                -------    -------    -------   -------    -------
Gross profit..................................   19,512     17,086     25,528     5,672      6,608
Marketing, selling and distribution
  expenses....................................   16,651     12,740     17,366     3,832      4,891
General and administrative expenses...........    6,541      7,971      5,425     1,241      1,202
Amortization of goodwill and trademarks.......       --        114        334        83         90
                                                -------    -------    -------   -------    -------
Operating income (loss).......................   (3,680)    (3,739)     2,403       516        425
Other income..................................      645        169         --        --         --
Interest expense, net.........................    1,502      1,528      1,911       497        458
                                                -------    -------    -------   -------    -------
Income (loss) before income taxes.............   (4,537)    (5,098)       492        19        (33)
Provision (benefit) for income taxes..........    1,137     (1,153)       387        17        (25)
                                                -------    -------    -------   -------    -------
Net income (loss).............................  $(5,674)   $(3,945)   $   105   $     2    $    (8)
                                                =======    =======    =======   =======    =======

     The results of operations data for 1996 set forth in the table above represent the pro forma combined results of the Predecessor Company for the period January 1, 1996 to April 15, 1996 and the Company for the year ended December 31, 1996. The statement includes the pro forma adjustments to reflect changes in depreciation and interest expense, income tax benefits at statutory rates and the amortization expense associated with goodwill resulting from the acquisition. The results of operations for 1995 reflect the results of the Predecessor Company for 1995. NNG's operating results for 1995 subsequent to its formation in October 1995 were immaterial. The results of operations for 1995 are not comparable to subsequent periods because they reflect the operation of Health Valley by prior management before the Health Valley acquisition. In addition, the results of the Company are not comparable to those of the Predecessor Company in light of the changes in the capital structure to fund the acquisitions, which included the issuance of the Series A Preferred Stock and the incurrence of additional debt. Additionally, the purchase accounting adjustments related to the acquisitions changed the cost basis of the Company's fixed assets, trademarks and resulting goodwill.

     Sales are reported net of cash discounts and product returns. The Company's cost of sales consists primarily of raw materials, packaging, labor and overhead costs. Raw material costs are the single largest component of the cost of sales. Selling and marketing expenses are comprised of the cost of the Company's sales force, broker commissions, and promotional and other marketing expenses. As is customary in the industry, marketing expenses include (i) trade promotions, which are directed at obtaining retail display support, achieving desired retail prices and securing retail shelf space, (ii) participation in customers' advertising and (iii) consumer promotions, which include Company mailings, nutritional publications and "on-product" promotions. In addition, the Predecessor Company provided rebates to retail consumers who mailed to the Company a specified number of proof-of-purchase labels. This rebate program, the cost of which was included in marketing expenses, was discontinued early in 1996. The Company intends to shift the emphasis of its marketing programs from "trade push" to "consumer pull." Accordingly, an increasing percentage of planned marketing expenditures will be directed toward advertising and consumer promotions, and a decreasing percentage toward promotional programs.


RECENT OPERATING RESULTS



     The following financial information for the quarter and the six months ended June 30, 1998 has recently become available. The information, together with the comparative information presented for the quarter and the six months ended June 30, 1997, is unaudited but in the opinion of management includes all adjustments necessary for a fair presentation.



     Net sales for the three months ended June 30, 1998 were approximately $15.3 million, a decrease of $0.5 million, or 3.2%, from net sales of approximately $15.8 million for the comparable period in 1997. This decrease was primarily due to lower sales of canned and instant soups and chilis due to exceptionally warm weather during the second quarter of 1998. Marketing, selling and distribution expenses for the three months ended June 30, 1998 were approximately $4.4 million compared to $3.8 million for the comparable period in 1997 and as a percentage of net sales increased 4.7% from the comparable period in 1997, as a result of increased promotional and advertising activities. Operating income for the second quarter of 1998, prior to the restructuring and other charges of approximately $7.3 million recorded in that quarter as described below, was approximately $19,000 compared to approximately $669,000 for the comparable period in 1997, primarily due to the factors discussed above. After the $7.3 million charge, the Company had an operating loss of approximately $7.3 million for the three months ended June 30, 1998.



     Net sales for the six months ended June 30, 1998 were approximately $32.8 million, an increase of $0.8 million, or 2.4%, over net sales of approximately $32.0 million for the comparable period in 1997. This increase was primarily due to increased sales in the natural food channel and private label, which was partially offset by the decrease in sales of canned and instant soups and chilis. Marketing, selling and distribution expenses for the six months ended June 30, 1998 were approximately $9.3 million compared to approximately $7.6 million for the comparable period in 1997 and as a percentage of net sales increased 4.6% from the comparable period in 1997, as a result of increased promotional and advertising activities. Operating income for the six months ended June 30, 1998, prior to the $7.3 million charge, was approximately $425,000 compared to approximately $1.2 million for the comparable period in 1997, primarily due to the factors discussed above. After the $7.3 million charge, the Company had an operating loss of approximately $6.9 million for the six months ended June 30, 1998.


     In the second quarter of 1998, the Company recorded a $7.3 million charge to operations (before a tax benefit of $2.9 million) reflecting its decision to restructure certain operations of the Company in light of revisions in its business strategies, and for certain litigation in which it is involved. Approximately $5.3 million was recorded as a restructuring charge comprised of the following components (i) a $2.1 million noncash charge for the write-off of the leasehold improvements in the Company's distribution warehouse as a result of the Company's decision to outsource this function and not renew the lease on the warehouse, (ii) a $2.1 million noncash charge for the writedown to net realizable value of certain manufacturing assets which the Company is holding for sale and other assets whose values have been impaired by the Company's revised product offering and (iii) a $1.1 million noncash charge for the writedown of inventory resulting from the Company's decision to accelerate the introduction of new products and packaging.

     A charge of $2.0 million relates to certain litigation with respect to which the Company entered into an agreement in principle to settle, subject to final documentation and court approval, during the second quarter of 1998. See "Business -- Legal Proceedings." It is anticipated that the settlement and resulting legal expenses will be paid out commencing in the second half of 1998 and continue through the first half of 1999.


     The $7.3 million charge to operations has caused defaults under the net worth, leverage ratio and fixed charge covenants of the Company's existing credit agreement with LaSalle, which existing covenant defaults LaSalle has agreed to waive.


RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data of the Company expressed as a percentage of net sales for each of the periods presented. This table should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this Prospectus.

                                                                                  THREE MONTHS
                                                       YEAR ENDED DECEMBER 31,        ENDED
                                                      -------------------------     MARCH 31,
                                                                1996              -------------
                                                      1995    PRO FORMA   1997    1997    1998
                                                      -----   ---------   -----   -----   -----
PERCENTAGES OF NET SALES:
Net sales...........................................  100.0%    100.0%    100.0%  100.0%  100.0%
Cost of sales.......................................   73.4      70.6      62.4    65.2    62.4
                                                      -----     -----     -----   -----   -----
Gross profit........................................   26.6      29.4      37.6    34.8    37.6
Marketing, selling and distribution expenses........   22.7      21.9      25.6    23.5    27.9
General and administrative expenses.................    9.0      13.7       8.0     7.6     6.8
Amortization of goodwill and trademarks.............     --       0.2       0.5     0.5     0.5
                                                      -----     -----     -----   -----   -----
Operating income (loss).............................   (5.1)     (6.4)      3.5     3.2     2.4
Other income........................................    0.8       0.3        --      --      --
Interest expense, net...............................    2.0       2.6       2.8     3.0     2.6
                                                      -----     -----     -----   -----   -----
Income (loss) before income taxes...................   (6.3)     (8.7)      0.7    (0.2)   (0.2)
Provision (benefit) for income taxes................    1.6      (2.0)      0.6     0.2    (0.2)
                                                      -----     -----     -----   -----   -----
Net income (loss)...................................   (7.9)%    (6.7)%     0.1%     --      --
                                                      =====     =====     =====   =====   =====

  Three Months Ended March 31, 1998 Compared to Three Months Ended March 31,
1997


     Net sales for the three months ended March 31, 1998 increased $1.3 million, or 7.8%, from the comparable period in 1997. Excluding the impact of wholesale club sales, net sales for the first quarter of 1998 increased $1.7 million, or 11.4%, from the first quarter of 1997. The increase was primarily due to increased sales in the natural food channel and private label, which the Company began to actively pursue in the second half of 1997. The increase in sales in the natural food channel was substantially attributable to cereal and canned soup sales which increased primarily due to additional promotional activities. The approximately

$400,000 decline in the wholesale club channel was due to the Company's decision to increase emphasis on the natural food channel.

     The gross margin percentage for the three months ended March 31, 1998 increased 2.8% from 34.8% for the comparable period in 1997, principally due to the benefits derived from the Company's efforts to reduce material and manufacturing costs and, to a lesser extent, increased sales volumes which leveraged fixed costs.

     Marketing, selling and distribution expenses as a percentage of net sales for the three months ended March 31, 1998 increased 4.4% from the comparable period in 1997, as a result of increased promotional and advertising activities. These activities increased as the Company began changing its marketing strategy to lessen emphasis on trade promotions in favor of a multi-faceted program which includes new packaging, product reformulations to improve taste and nutritional value, and increased brand advertising including increased participation in customers' advertising. Implementation of the new marketing strategy is expected to continue throughout 1998.

     General and administrative expenses as a percentage of net sales for the three months ended March 31, 1998 decreased 0.8% from the comparable period in 1997 as a result of increased sales volumes.

     Amortization of goodwill and trademarks as a percentage of net sales for the three months ended March 31, 1998 was level with the comparable period in 1997, despite an increase in the goodwill resulting from the acquisition of Health Valley. This increase resulted from the final allocation of the purchase price of the Health Valley acquisition, which closed in April 1996.

     Operating income as a percentage of net sales for the three months ended March 31, 1998 decreased 0.8% from the comparable period in 1997 primarily reflecting the factors discussed above.

     Interest expense for the three months ended March 31, 1998 decreased $39,000 from the comparable period in 1997 as cash generated by operations enabled the Company to decrease its outstanding debt.

     Due to a pre-tax loss for the three months ended March 31, 1998, the tax benefit for such period was $25,000 compared to a provision for income taxes of $17,000 for the comparable period in 1997.

     The Company incurred a net loss of $8,000 in the three months ended March 31, 1998 compared to net income of $2,000 for the comparable period in 1997, primarily reflecting the factors discussed above.

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Net sales for 1997 increased $9.7 million, or 16.7%, from 1996. Excluding wholesale club channel sales, net sales for 1997 increased $12.3 million, or 23.9%, from 1996. This increase was substantially attributable to the inclusion of a full year of sales of Breadshop's(R) products, which accounted for $10.6 million of the increase, as well as an increase of private label sales of approximately $923,000. The approximately $2.6 million decline in the wholesale club channel sales was due to the Company's decision to increase the Company's emphasis on the natural food channel.

     The gross margin percentage for 1997 increased 8.2% from 1996, primarily due to the benefits derived from the Company's efforts to reduce material and manufacturing costs and, to a lesser extent, the leveraging of fixed costs resulting from the relocation of Breadshop's manufacturing operations to the Company's Irwindale location.

     Marketing, selling and distribution expenses as a percentage of net sales for 1997 increased 3.7% from 1996 due to increased promotional and advertising activities for the Health Valley(R) brand and the traditionally higher level of spending in this area by Breadshop, which was acquired in October 1996.

     General and administrative expenses as a percentage of net sales for 1997 decreased 5.7% from 1996, as lower general and administrative expenses were spread over a larger sales base. General and administrative expenses in 1997 were lower partially as a result of the realization of a full year of benefits associated with a smaller workforce, and the absence of certain nonrecurring charges included in 1996 associated with Health Valley prior to its acquisition by NNG.

     Amortization of goodwill and trademarks as a percentage of net sales for 1997 increased 0.3% from 1996. The increase was due to the full year impact of the amortization of the goodwill and trademarks resulting from the Health Valley acquisition in April 1996 and the Breadshop acquisition in October 1996.

     Operating income as a percentage of net sales for 1997 was 3.5% compared to operating loss as a percentage of net sales of 6.4% in 1996, primarily reflecting the factors discussed above.

     Interest expense for 1997 increased $383,000 from 1996 due to the full year impact of the debt incurred in connection with the acquisitions of Health Valley and Breadshop.

     The provision for income taxes for 1997 was $387,000 compared to a tax benefit of $1.2 million in 1996 due to improved operating results. The non-deductibility of the amortization of goodwill and trademarks for income tax purposes significantly affected the Company's effective income tax rate.

     Net income for 1997 was $105,000 compared to a net loss of $3.9 million in 1996, primarily reflecting the factors discussed above.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Net sales for 1996 decreased $15.2 million, or 20.7%, from 1995, primarily due to a $13.4 million decrease in sales in the wholesale club channel which was due to overall decreased consumer demand for fat-free products and the Company's decision to increase emphasis on the natural food channel.

     The gross margin percentage for 1996 increased 2.8% from 1995 primarily due to cost reductions implemented by the Company and reduced sales to the lower-margin wholesale club channel.

     Marketing, selling and distribution expenses as a percentage of net sales for 1996 decreased 0.8% from 1995 due to the reduction of promotional and advertising spending subsequent to the Company's acquisition of Health Valley.

     General and administrative expenses as a percentage of net sales for 1996 increased 4.7% from 1995, due to higher general and administrative expenses being spread over a lower sales base. General and administrative expenses were higher in 1996 partially due to certain nonrecurring charges in 1996 associated with Health Valley prior to its acquisition by NNG.

     Amortization of goodwill and trademarks was $114,000 for 1996. The amortization is attributable to the goodwill and trademarks resulting from the acquisitions of Health Valley and Breadshop in 1996.

     Operating loss as a percentage of net sales for 1996 increased 1.3% from 1995, primarily reflecting the factors discussed above.

     Interest expense for 1996 increased $26,000 from 1995. Although the overall debt level for 1996 increased $6.9 million from 1995 primarily as a result of the acquisition of Health Valley and Breadshop in 1996, the impact of the interest expense was minimized due to the refinancing of debt at lower effective interest rates.

     The income tax benefit of $1.2 million in 1996 compares to a provision for income tax of $1.1 million in the prior year, due to the lower operating results for 1996 and the inability of the Predecessor Company to file consolidated returns prior to the Health Valley acquisition.

     Net loss for 1996 was $3.9 million, a decrease of $1.7 million from 1995, primarily reflecting the factors discussed above.

UNAUDITED QUARTERLY RESULTS

     The following table presents unaudited quarterly financial information for the last three quarters of 1996, 1997 and the first quarter of 1998. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of the results for such quarters.

                                                                   QUARTER ENDED
                              ---------------------------------------------------------------------------------------
                                             1996                                   1997                       1998
                              ----------------------------------   ---------------------------------------   --------
                              JUNE 30(1)   SEPT. 30   DEC. 31(2)   MARCH 31   JUNE 30   SEPT. 30   DEC. 31   MARCH 31
                              ----------   --------   ----------   --------   -------   --------   -------   --------
Net sales...................   $10,141     $13,097     $16,704     $16,299    $15,767   $17,025    $18,807   $17,568
Cost of sales...............     6,822       8,737      11,621      10,627      9,830    10,517     11,396    10,960
                               -------     -------     -------     -------    -------   -------    -------   -------
Gross profit................     3,319       4,360       5,083       5,672      5,937     6,508      7,411     6,608
Marketing, selling and
  distribution..............     1,876       2,228       3,073       3,832      3,812     4,356      5,366     4,891
General and
  administrative............     1,500       1,653       1,721       1,241      1,371     1,360      1,453     1,202
Amortization................         6          21          87          83         83        83         85        90
                               -------     -------     -------     -------    -------   -------    -------   -------
Operating income (loss).....   $   (63)    $   458     $   202     $   516    $   671   $   709    $   507   $   425
                               =======     =======     =======     =======    =======   =======    =======   =======

---------------

(1) Includes the results of operations of Health Valley subsequent to its acquisition in April 1996.

(2) Includes the results of operations of Breadshop subsequent to its acquisition in October 1996.

SEASONALITY

     The Company's historical net sales have exhibited seasonality with the first and fourth quarters having the highest net sales. These two quarters reflect higher sales of the Company's instant and canned soups and chilis as well as other hot food products, as these products are most frequently consumed during the fall and winter seasons. The Company's quarterly results of operations have fluctuated in the past and will fluctuate in the future based on many factors in addition to seasonality. See "Risk Factors -- Seasonality and Quarterly Fluctuations."

LIQUIDITY AND CAPITAL RESOURCES

     The Company's net cash provided by operating activities totaled $2.5 million for the three months ended March 31, 1998, compared to $0.8 million for the three months ended March 31, 1997. The increase of $1.7 million was due to reductions in net working capital investments. During this period, the Company was able to reduce inventory levels and accounts receivable through enhanced collection efforts. Working capital reductions, together with cash generated by operating activities, during the three months ended March 31, 1998 enabled the Company to reduce its outstanding debt by $1.6 million during the first quarter of 1998. Net cash provided by operating activities totaled $0.3 million and $3.5 million for the years ended December 31, 1997 and December 31, 1996, respectively. The decrease of $3.2 million was attributable to an increase in net working capital investments, partially offset by the improved performance of the Company's operations. During 1997, the Company's working capital position improved by approximately $2.7 million, from a working capital deficit of $443,000 at December 31, 1996 to working capital of approximately $2.3 million at December 31, 1997. The improvement in the Company's working capital position resulted from the cash generated by operating activities which enabled the Company to fund certain accrued liabilities assumed or incurred in connection with the acquisitions of Health Valley and Breadshop.

     Cash used in investing activities has totalled $0.2 million and $0.3 million for the three months ended March 31, 1998 and 1997, respectively, and $0.9 million and $43.3 million for the years ended December 31, 1997 and 1996. Cash used in investing activities in the years ended December 31, 1997 primarily relates to the completion of the Health Valley and Breadshop acquisitions. Capital expenditures have totaled approximately $600,000 since the acquisition of Health Valley in April 1996 through March 31, 1998. Capital expenditures have been modest due to significant underutilized manufacturing capacity in the Company's facility acquired as part of the Health Valley acquisition in 1996. The Company's capital expenditure plan for the remainder of 1998 totals $1.2 million. From the date of acquisition of Health Valley in April 1996 through March 31, 1998, capital expenditures were partially funded by the sale of certain excess equipment.

     Cash used in financing activities for the three months ended March 31, 1998 and 1997 totaled $2.3 million and $0.8 million, respectively. The increase of $1.5 million was primarily due to the higher repayments of the Company's borrowings in 1998. Cash provided by financing activities totalled $0.3 million and $39.6 million for the years ended December 31, 1997 and 1996, respectively. The decrease of $39.3 million is primarily due to the issuance in 1996 of $0.9 million of Common Stock and $18.9 million of Series A Preferred Stock and borrowings of $19.0 million primarily under the Company's term loan facilities to finance the Health Valley and Breadshop acquisitions.

     As a part of its growth strategy, the Company seeks to acquire competing and complementary natural food brands. The Company believes that its capital structure following the Offering will enable it to expand its credit facilities to fund the purchase price of future acquisitions or the operations of any acquired businesses. There can be no assurance, however, that the Company will be successful in increasing its credit facilities or that it will obtain such facilities on terms acceptable to the Company.


     The Company's credit agreement with LaSalle presently includes a $6.5 million revolving credit facility of which approximately $4.7 million was available at March 27, 1998, based on eligible receivables and inventory. The credit agreement also includes two term loan facilities (Term Loan A and Term Loan B) which had outstanding borrowings of $10.3 million and $5.7 million, respectively, as of March 31, 1998. The revolving credit facility expires on June 30, 1999. Term Loans A and B mature on June 30, 2003 and October 31, 2002, respectively, and each requires quarterly repayments of principal. All of these borrowings are secured by all of the Company's assets. Interest on borrowings under these agreements accrue, at the Company's option, at either LaSalle's prime rate plus 0.25% per annum, or the London Interbank Offered Rate (LIBOR) plus 2.5% per annum. As of March 31, 1998, the weighted average interest rate on the revolving credit facility was 8.31%, and the weighted average interest rates on Term Loan A and Term Loan B were 8.16% and 8.13%, respectively. The $7.3 million charge to operations has caused defaults under the net worth, leverage ratio and fixed charge covenants of this credit agreement with LaSalle, which existing covenant defaults LaSalle has agreed to waive.


     The Company intends to redeem all of the outstanding shares of Series A Preferred Stock with a portion of the proceeds of the Offering. The Company also intends to use net proceeds of the Offering to repay outstanding borrowings under the revolving credit facility and term loans.

     At December 31, 1997, the Company had a net operating loss carryforward of approximately $5.2 million for federal income tax purposes. The net operating loss carried forward principally from the operations of Health Valley prior to its acquisition by NNG. Subject to certain limitations, the Company expects this net operating loss carryforward will be available to offset future taxable income.

     The Company believes that the cash flow from operations and borrowings under the current credit agreement will be sufficient to meet the Company's presently anticipated working capital needs, for at least the next 12 months.

EFFECT OF INFLATION

     Historically, inflation has not had a material effect on the Company, other than to increase its cost of borrowing. However, the Company cannot predict accurately the effect of inflation on future operating results. If faced with increasing raw material prices, the Company would attempt to increase its selling prices or realize offsetting manufacturing efficiencies. The Company anticipates, however, that the implementation of any such actions would lag behind the price increases in the Company's raw material cost.

RECENTLY ISSUED ACCOUNTING STANDARDS

     For the fiscal year ending after January 1, 1999, the Company will adopt SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information and SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. The Company is reviewing the impact of the adoption of these pronouncements on its consolidated financial statements.

YEAR 2000

     The Year 2000 issue is the result of potential problems with computer systems or any equipment with computer chips that use dates that have been stored as two digits rather than four. On January 1, 2000, any clock or date recording mechanism, including date sensitive software, which uses only two digits to represent the year may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices or perform similar tasks.

     The Company has assessed the Year 2000 issue with respect to the software used by the Company in providing its services and with respect to its computerized information systems. NNG expects to complete all Year 2000 modifications by the fourth quarter of 1998, leaving adequate time to assess and correct any significant issues that may materialize. The Company does not believe that the costs to resolve the Company's Year 2000 issues will be material to the Company. NNG is also discussing the Year 2000 issue with its significant customers and suppliers to determine the extent to which the Company is vulnerable to those third parties' failures to remediate their own Year 2000 issues. The Company is not yet certain as to the extent to which the computer software and business systems of its customers and suppliers are Year 2000 compliant. Based upon the nature of the Company's business, however, management believes that the Company is not likely to experience material business interruption due to the impact of Year 2000 compliance on its customers and vendors.

                                    BUSINESS

GENERAL

     The Company is a leading manufacturer and marketer of premium natural and organic food products in the United States. The Company markets (i) breakfast cereals and granolas, (ii) granola bars, cereal bars, cookies, crackers and other baked goods and (iii) canned and instant soups and chilis, as well as other food products, primarily under its Health Valley(R) and Breadshop's(R) brands. The Company's branded products are made using only natural ingredients, without artificial flavors, colors, additives or preservatives. Many of the Company's products are also made with "organic" ingredients, which are grown without dependence upon artificial pesticides, chemicals or fertilizers.

     The Company currently markets over 200 products and believes it has the largest market share among marketers of natural food brands for its core product categories -- breakfast cereals and granolas, baked goods, and soups and chilis. Representative products of the Company include Health Valley(R) Spicy Vegetarian Chili, Breadshop's(R) Honey Gone Nuts(R) Cereal, Health Valley(R) Apple Cobbler Cereal Bars, Health Valley(R) Amazing Apple!(TM) Hot Breakfast Cereal and Health Valley(R) Soy Moo(R) Non-Dairy Beverage.

     The Company's products are sold primarily through natural and specialty food distributors and ultimately to consumers through natural food retailers, such as Whole Foods and Wild Oats, conventional grocery retailers, such as Fred Meyer and Kroger, and other retail channels. The Company estimates that in 1997 approximately 35% of its products were sold in the natural food retail channel, approximately 50% of its products were sold in the conventional grocery retail channel and approximately 15% of its products were sold in other retail channels. In 1997, the Company began to manufacture private label products for certain of its customers.

     The Company manufactures most of its products, unlike many natural food companies that rely on contract manufacturing. The Company's manufacturing operations are housed in a modern 150,000 square foot facility located in Irwindale, California. The Company believes that by manufacturing most of its products, it is able to better control the cost and quality of its products and provide better service to its customers. The Company estimates that it is generally utilizing less than 30% of the Irwindale facility's manufacturing capacity. As a result, the Company believes significant operating leverage can be achieved through growth. In addition, the Company's manufacturing capability has enabled it to produce private label products for retailers, which increases revenues and may also strengthen its business relationships with certain key customers.

     The natural and organic food market is highly fragmented and includes several hundred manufacturers and marketers. The Company believes that continued growth in this market combined with continued consolidation among retailers and distributors will lead to consolidation among natural and organic food manufacturers. Accordingly, a key element of the Company's growth strategy is to pursue strategic acquisitions of natural and organic food companies with products or brands that strengthen or complement the Company's product lines. The Company believes that its manufacturing capability, its sophisticated information systems and the experience and depth of its management team will enable the Company to identify and realize synergies in connection with acquisitions which may give the Company advantages over other potential acquirors.

NATURAL FOOD MARKET

     According to NFM, the market for natural products grew at a rate of 20% between 1995 and 1996 and reached approximately $11.5 billion in 1996. According to NFM, the organic food market, a segment of the natural products market, also grew at a rate of 20% between 1995 and 1996 and was estimated at $3.0 billion in 1996. The Company believes that growth in the natural and organic food market is being propelled by several factors, including (i) consumers taking charge of their health and well being through awareness of the link between diet and health and improved eating habits, (ii) consumer concern over the purity and safety of foods due to the presence of pesticide residues, artificial ingredients and other chemicals and (iii) consumer awareness of environmental issues.

     In recent years, changes in attitudes and beliefs have led to changes in dietary habits. For example, from 1980 to 1995, per capita consumption of grains and fruits -- two food groups of which the United States Department of Agriculture recommends increased consumption -- grew by 30% and 20%, respectively.

     Demographic trends are also favorable for natural and organic foods. The number of adults over the age of 35 is increasing rapidly. The U.S. Census Bureau projects that between 1990 and 2000 the number of adults between the ages 35 to 54 will grow by 29% and the number of adults over age 54 will grow by 13%. Since these demographic groups are the most frequent purchasers of the Company's products, the Company believes the aging population will increase the number of ultimate consumers of the Company's products.

COMPETITIVE STRENGTHS

     The Company believes that its current market position is attributable to the following competitive strengths:

  Strong Brand Name Recognition and Leading Market Shares

     The Health Valley(R) and Breadshop's(R) brand names, both of which have been marketed by the Company and its predecessors for over 25 years, are two of the leading brand names in the natural and organic food industry. The Company believes that the Health Valley(R) brand is one of the most recognized natural or organic food brands in the United States.

     The Company believes that it has the leading market share in the natural food and conventional grocery retail channels in each of its three core product categories -- (i) breakfast cereals and granolas, (ii) granola bars, cereal bars, cookies and other baked goods and (iii) canned and instant soups and chilis -- which accounted for over 90% of the Company's revenues in 1997.

  Expertise in Natural and Organic Ingredient Sourcing and Product Development

     The Company has significant expertise in the sourcing of natural and organic food ingredients and in the formulation of innovative natural products. The Company, together with its predecessors, has been working with natural and organic formulations, preparations and recipes for over 25 years. The Company has also developed proprietary techniques which increase shelf life, improve flavor and enhance the nutritional quality of the Company's food products, without relying on artificial ingredients or preservatives.

  Substantial Infrastructure

     NNG operates a modern manufacturing center in Irwindale, California which the Company estimates is generally operating at less than 30% utilization. In addition, the Company has sophisticated, scalable information systems capable of absorbing future growth. The Company believes the combination of excess manufacturing capacity and scalable information systems creates a significant opportunity to grow existing brands, develop new products, build its private label and contract manufacturing businesses and acquire complementary brands which can be manufactured by the Company without significant capital investment or additional fixed expenses.

  Experienced Management Team

     The natural and organic food industry is a relatively young industry consisting primarily of comparatively small, privately-owned businesses. As a result, the management of such natural food companies often lacks the training and experience commonly found in other more mature segments of the food industry. The Company has recruited an experienced management team to oversee current operations and will continue to recruit seasoned management to support future growth and acquisitions. The Company's executive officers are veteran senior managers with extensive food industry experience. The Company believes that its larger size relative to most natural food companies enables it to recruit and retain more highly qualified and specialized management than many of its competitors.

GROWTH STRATEGY

     The Company's objective is to be the leading manufacturer and marketer of premium branded natural and organic foods. The key elements of the Company's growth strategy are as follows:

  Concentrate on the Growing Natural Food Market

     The natural and organic food market is growing rapidly, and the Company is concentrating its branded marketing activities exclusively in this market segment.

  Grow the Company's Existing Brands

     The Company intends to build upon its leading position in its current core product categories through internal growth. Both the Health Valley(R) and Breadshop's(R) brands have been marketed for more than 25 years, fostering consumer awareness and loyalty and retail availability throughout the United States. The Company plans to invest in trade and consumer marketing in order to further increase the awareness and availability of its brands. Building on its brand equities, the Company believes it can strengthen its position in current product categories and successfully launch products in new categories.

     The Company plans to continue developing new products which appeal to consumers with respect to taste, nutrition, convenience and environmental impact. The Company also plans to launch new products for evening meal consumption, complementing its existing breakfast, lunch and snack products. For example, in the third quarter of 1998, the Company plans to launch an instant rice meal positioned to compete in the single serve home meal replacement market. In addition, the Company plans to introduce new food products that incorporate ingredients with specific nutritional benefits, or functional foods.

  Expand Sales in Grocery Retail Channel

     Complementing its ongoing efforts to increase sales in the natural food retail channel, the Company plans to improve the scope and quality of conventional grocery retail distribution for its brands. By informing grocery retailers about natural and organic food markets, consumer profiles and growth opportunities, the Company will seek to enhance conventional grocers' understanding of the appeal of natural and organic food products and increase their commitment to the segment. The Company believes that fostering understanding and commitment on the part of conventional grocers will result in improved shelf space and more effective in-store merchandising, which the Company believes will increase its sales in the conventional grocery retail channel.

  Pursue Strategic Acquisitions


     A key element of the Company's growth strategy is to pursue strategic acquisitions of natural and organic food companies with products or brands that strengthen or complement the Company's product lines. The Company believes such acquisitions may create opportunities to accelerate sales growth and leverage purchasing, manufacturing and operating expenses. The Company believes the fragmented nature of the natural food industry offers numerous opportunities to acquire companies that fit well with the Company's strategy. For example, the Company recently entered into a non-binding letter of intent to acquire a natural and organic food company with revenues of approximately $5.0 million and net income of less than $20,000 in 1997. There can be no assurance, however, that the Company will decide to proceed with this acquisition after completion of due diligence or that this acquisition can be consummated on terms acceptable to the Company.


  Increase Private Label Business

     The Company believes its private label sales activities can lead to both increased revenues and improved relationships with key customers, thereby improving the market for its branded products. In conventional grocery retailing, private labels frequently account for 15% to 20% of sales. However, until recently, there have been very few private label natural food products. Due to the growth of the natural and organic food market, natural food marketers have begun to establish private label programs. During 1997, the Company established a private label division, recruited an experienced private label sales manager and began developing private label customer relationships and sales. The Company intends to become the supplier of choice for private label natural and organic foods in its core product categories.

PRODUCTS

     The Company markets over 200 products under the Health Valley(R) and Breadshop's(R) brand names and also manufactures products under brand names owned by private label customers. Examples of the Company's branded products are set forth in the table below:

     CATEGORY            BRANDS                      PRODUCTS
     --------            ------                      --------
Cereals and Granola  Health)          Banana Gone Nuts(TM) Hot Breakfast Cereal
                     Valley(R                                               Organic Oat Bran Flakes Breakfast
                                                                            Cereal
                                                                            Organic Fiber 7(R) Flakes Breakfast
                                                                            Cereal
                                                                            Golden Flax Breakfast Cereal
                                                                            Raisin Cinnamon Granola
                     Breadshop's(R)   Honey Gone Nuts(R) Breakfast Cereal
Baked Goods          Health)          Moist & Chewy Granola Bars
                     Valley(R         Original Amaranth Graham Crackers
                                      Original Oat Bran Crackers
                     Breadshop's(R)   Animal Crackers
Soups and Chilis     Health)          Spicy Vegetarian Chili
                     Valley(R
                                      14 Garden Vegetable Soup
                                      Zesty Black Bean with Rice Instant
                                      Soup
                                      Garden Split Pea with Carrots Instant
                                      Soup
                                      Organic Vegetable Soup
                                      Organic Tomato Soup
                                      Organic Minestrone Soup

     One of the Company's main objectives is to market natural and organic foods that promote good health. The Health Valley(R) and Breadshop's(R) branded products are produced without synthetic colors, flavors, sweeteners or preservatives and use minimally processed ingredients whenever possible. The Company also uses organic ingredients when available and cost effective. In general, the Company's branded products are formulated to be high in complex carbohydrates, low in fat and, where appropriate, to contain soy or other vegetable, rather than animal, proteins. Whenever possible, the Company uses unbleached whole grain flours and other minimally processed grains to increase the fiber and nutritional content of its products.

     A majority of the Company's products qualify for the "healthy" designation in accordance with FDA guidelines. In order to use "healthy" as a description under federal guidelines, one serving of food product must fulfill the following criteria:

     - Each serving must not contain more than: 3 grams of total fat; 1 gram of saturated fat; 60 milligrams of cholesterol; and 480 milligrams of sodium

     - In addition, each serving must provide at least 10% of the daily value of at least one of the following nutrients: Vitamin A (500 IU minimum); Vitamin C (6 milligrams minimum); Iron (1.8 milligrams minimum); Calcium (100 milligrams minimum); protein (5 grams minimum); or fiber (3 grams minimum)

     Health Valley(R) products, in particular, compare favorably with leading national brands of conventional foods with respect to fat, sodium and fiber, while having similar caloric content:

                                                 NUTRITIONAL LABEL DECLARATIONS(1)
                                                 ----------------------------------
                                                                 MAJOR CONVENTIONAL
                                                 HEALTH VALLEY     FOOD BRANDS(2)
                                                 -------------   ------------------
Sodium(mg)
  canned soups.................................     220-280           800-1000
  canned chili.................................     200               830-1100
  instant soups................................     270-300           450-550
  broths.......................................     170                     1000
Fat(g)(3)
  cereal bars..................................       0-2               2-3
  granola bars.................................       0-3               2-3
Fiber(g)(4)
  flaked cereals...............................       4-6               1-2
  granolas.....................................       6                 4

---------------
(1) Per serving.
(2) Represents a composite of comparable conventional food brands.
(3) Compared to low fat varieties of major conventional food brands.
(4) Without milk or soy beverage.

MARKET POSITION

     As the following table illustrates, among natural and organic food products, the Company's brands hold leading market positions in its three core product categories.

                                                              MARKET RANK (MARKET SHARE)
                                                            -------------------------------
                                                             NATURAL FOOD        GROCERY
                                                            DISTRIBUTORS(1)    RETAILERS(2)
                                                            ---------------    ------------
CATEGORY                                      BRANDS             1997              1997
--------                                      ------        ---------------    ------------
                                                  Health)
Cold breakfast cereals                          Valley(R       #1 (24.8%)      #1 (32.2%)
  Flakes                                   Breadshop's(R)
  Granolas
  Puffed cereals
                                                  Health)
Baked goods                                     Valley(R       #2 (13.8%)         N/A(3)
  Granola bars
  Cereal bars
  Cookies
                                                  Health)
Canned and instant                              Valley(R       #1 (31.2%)      #1 (43.6%)
soups and chilis
  Instant soup cups
  Instant chili cups
  Canned soups
  Canned broths

---------------
(1) Based on SPINS Distributor Information from Spence Information Services, LLC. SPINS Distributor Information is based on actual sales from certain natural foods distributor warehouses.
(2) Based on ACNielsen ScanTrack: SPINS Natural Track, which is scanner-based information on sales of natural products in grocery retail outlets. This data is drawn from ACNielsen's ScanTrack database, a statistically representative sample of supermarkets across the United States.
(3) The data regarding sales of baked goods through the grocery retail channel were not purchased by the Company for the full year.

NEW PRODUCT INTRODUCTIONS

     New products are important in achieving growth in the natural food industry. Both Health Valley and Breadshop have recently introduced new products to respond to changes in consumer tastes, increased desire for convenience, developments in nutrition and competition. Product innovations have ranged from introducing new flavors of existing products to launching entire lines of organic products or entering new product categories.

     Recently, the Company developed a variety of new products, a number of which have already been launched in the marketplace or are scheduled to be launched during 1998. The following table summarizes actual and planned product introductions for 1997 and 1998:

   CALENDAR QUARTER             HEALTH VALLEY(R)                        Breadshop's(R)
   ----------------             ----------------                        --------------
Fourth Quarter 1997      Hot Breakfast Cereal Cups       Flakes 'N Frostin'(TM) Cold Breakfast Cereal
                         - Banana Gone Nuts(TM) Hot
                           Breakfast Cereal
                         - Amazing Apple!(TM) Hot
                           Breakfast Cereal
                         - Maple Madness!(TM) Hot
                           Breakfast Cereal
                         - Terrific 10-Grain(TM) Hot
                           Breakfast Cereal
First Quarter 1998                                       Animal Cookies (bulk package)
Second Quarter 1998      Moist & Chewy Granola Bars      Wild Berry Moist & Chewy Granola Bars (bulk
                         - Peanut Crunch                   package)
                         - Dutch Apple
                         - Wild Berry
                         Amaranth Animal Cookies
                         - Original Honey
                         - Vanilla
                         Rice Crunchems(TM) Breakfast
                           Cereal
                         Banana Gone Nuts(TM) Breakfast
                           Cereal
                         Super Size Cereal
                         - Oat Bran Flakes
                         - Fiber 7(R) Flakes
                         - Amaranth Flakes
Third Quarter 1998       Instant Rice Meal Cups          Cookie Classics
                         - Shiitake Mushroom               - Oatmeal Chocolate Chip
                         - Cantonese                       - Chocolate Chunk
                         - Thai
                         Stone Wheat Crackers
                         - Original
                         - Cracked Pepper
                         - Sesame
                         Canned Soup and Chili
                         - Chicken Noodle
                         - Chicken & Rice
                         - Turkey Chili
                         - Vegetable Broth
                         - Mushroom Broth
Fourth Quarter 1998      Corn Crunchems(TM) Breakfast
                           Cereal
                         Berries 'n Cream(TM) Breakfast
                           Cereal

     The Company plans to continue investing in research and development in order to create products for current and new categories. The Company plans to direct a growing portion of research and development resources toward the development of evening, main meal products and side dish products which the Company believes present significant growth opportunities, particularly for the Health Valley(R) brand.

CUSTOMERS

     The Company's primary customers are natural food and specialty food distributors who purchase the Company's products for their own account for resale to natural food and grocery retailers. For 1997, sales through each of Tree of Life, Inc. and United Natural Foods, Inc. -- two large natural food distributors -- accounted for 14% and 13%, respectively, of the Company's revenues, and the percentages may increase for the year ending December 31, 1998. The Company also sells its products to conventional grocery retailers and club wholesalers.

     The Company also tracks the ultimate consumers of its products. The Company possesses a unique, proprietary database which contains the names and addresses of over 1,000,000 customers who have purchased the Company's products or have contacted the Company in response to promotions. The Company is exploring opportunities to utilize this list in marketing its products in the future.

SALES AND MARKETING

     The Company markets its products through a combination of consumer marketing and trade marketing activities.

  Consumer Marketing

     Historically, the Company relied principally on new products, informative product packaging and trade promotion activities in order to attract new consumers and grow its business. In addition, the Company decided in mid-1996 to discontinue the rebate promotions utilized by Health Valley. During 1997, the Company initiated the development of new products, reformulated certain existing products to improve taste and nutritional value and redesigned its packaging. In addition, the Company began to develop new consumer advertising and promotional programs. As a result of these activities, the Company plans to launch several new products under both the Health Valley(R) and Breadshop's(R) brands in 1998, release newly designed packaging for most of its Health Valley(R) products and initiate new print and radio advertising campaigns.

  Trade Marketing -- Branded Products

     The Company employs a direct sales force of approximately 15 salaried employees who market the Company's Health Valley(R) and Breadshop's(R) products to distributors and retailers. The Company's sales representatives, either directly or through commissioned food brokers, obtain distribution and shelf space for the Company's products and negotiate trade deals, advertisements and promotions.

  Trade Marketing -- Private Label

     Since March 1997, the Company has employed a senior sales manager to develop and maintain private label customer relationships. Since focusing on the development of private label relationships in 1997, the Company has begun to manufacture and sell its products under private labels to leading natural food and conventional grocery retailers as well as to other food marketers. The Company believes its private label sales activities can lead to increased revenues and improve the Company's relationships with key customers, thereby improving the market for its branded products.

MANUFACTURING

     All of the Company's baked goods, cereals and granolas, and instant soups and chilis are produced at its manufacturing facility in Irwindale, California. The Company's canned chilis and soups and beverages are manufactured to the Company's own specifications by co-packers. With respect to the Company's canned chilis and soups, the Company provides the co-packer with all ingredients, recipes and packaging for the Company's products, and maintains quality control personnel at the co-packer's facility during all production runs.

     The Company's bakery operations include five modern baking lines employing specially-designed ovens capable of producing more than 10,000 twelve-pack cases per shift. The Company's cereal and meal cup operations include four cereal production lines and one instant meal cup line capable of producing more than 10,000 twelve-pack cases per shift.

     Products are generally manufactured to customer orders. As a result, the Company is able to minimize its investments in inventories while maintaining high levels of customer service. The Company estimates that it is generally utilizing less than 30% of the Irwindale facility's manufacturing capacity. Accordingly, the Company can substantially increase sales of existing and similar products without making significant capital investments.

TECHNICAL SERVICES

  Research and Development

     The Company's research and development team includes nutritionists and food technologists who develop new products and improve existing products. Research and development focuses on improving the taste and nutritional value of the Company's products and reducing the cost of producing such products. Recently, additional research and development emphasis has been placed upon developing products that incorporate ingredients with specific nutritional benefits, or functional foods.

  Quality Assurance

     Consistency of quality and food safety are of paramount importance to the Company. Accordingly, the Company purchases packaging and ingredients only from approved suppliers and inspects raw materials as required to ensure conformance to specifications. Under the direction of a full-time quality assurance manager, on line product monitoring as well as post production product testing and evaluation are also used to help ensure consistent quality and safety. The Company utilizes both in-house and outside lab testing to support its quality assurance programs.

INFORMATION SYSTEMS

     The Company utilizes sophisticated information systems for operations management and financial planning and control. Major applications software includes the Marcam PRISM process manufacturing package and the JD Edwards financial package, both of which operate on the Company's IBM AS400/B320 hardware. The Company believes that its existing information systems have the capacity to absorb significant future growth.

COMPETITION

     The markets in which the Company is active are highly competitive. Numerous natural and organic food companies compete with the Company, including The Hain Food Group, Inc., Barbara's Bakery, Inc. and Fantastic Foods, Inc. The Company believes that in the natural food sector it competes with over 500 companies, most of which are small independent companies and none of which is dominant. The Company's products also compete, from time to time, with products of larger conventional food companies, such as ConAgra, Inc.'s Healthy Choice line or Nabisco, Inc.'s SnackWell line. The Company competes with these companies based upon product quality, taste and appearance, breadth of product offerings, customer service and price.

     The Company differs from many of its natural and organic food competitors in several respects. First, the Company is substantially larger than most natural and organic food companies. Second, the Company generally enjoys a leading market share in its core categories and its sales are concentrated in a few product categories rather than distributed across many categories. Third, the Company manufactures the majority of its products, unlike many of its competitors who use co-packers. Finally, in those instances where the Company utilizes co-packers, it generally procures the natural and organic ingredients and the packaging while many other natural food companies rely on co-packers to procure such materials. The Company believes these differences constitute competitive advantages in product quality, service levels, working capital utilization, food safety and cost. The Company generally competes with larger conventional food companies by differentiating its products based on ingredients and nutrition.

TRADEMARKS AND OTHER PROPRIETARY RIGHTS

     The Company owns a number of registered trademarks including the following:
Health Valley(R), Breadshop's(R), Honey Gone Nuts(R), Fiber 7(R) and Soy Moo(R). Registration of Banana Gone Nuts(TM), Amazing Apple!(TM) and Maple Madness!(TM) are pending. The Company is not aware of any fact that would have a materially adverse impact on the continuing use of these trademarks. See "Risk
Factors -- Trademarks." The Company's recipes and certain manufacturing processes also constitute proprietary information and are important to the Company's success and competitive position. Accordingly, the Company seeks to establish and protect its trademarks, trade secrets and other proprietary rights.

GOVERNMENT REGULATION

     The Company's operations are subject to extensive regulation by the FDA, the USDA and other state and local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of the Company's products and environmental compliance. The Company's manufacturing facilities and products are subject to periodic inspection by federal, state and local authorities. The Company's advertising is subject to regulation by the FTC pursuant to the Federal Trade Commission Act and regulations issued thereunder. The Company believes that it is currently in substantial compliance with all material governmental laws and regulations and maintains all material permits and licenses relating to its operations.

     The Company has, to its knowledge, complied with all current food labeling and packaging requirements, including significant labeling requirements that became effective during 1994. The Company has not experienced any significant regulatory problems in the past and has not been subject to any material fines or penalties.

     In December 1997, the USDA published proposed regulations to standardize organic certification requirements as part of the Organic Foods Production Act which was enacted as part of the 1990 United States Farm Bill. This law will provide for a minimum federal standard that all organic producers will have to follow in order for their products to be certified "organic," and will include a seal to provide consumers with assurance that products sold as "organic" meet these minimum standards. The USDA comment period ended May 1, 1998 and the Company, along with other organic food producers, has been lobbying to bring the proposed standards in line with more rigorous existing standards. Due to the large number of comments received by the USDA, the Company anticipates that final regulations will not become effective until sometime after 1999.

EMPLOYEES

     As of May 31, 1998, the Company employed 204 regular employees, of which 33 were in administration, 143 were in operations and 28 were in sales, marketing and customer service. The Company had 134 temporary employees as of the same date. The number of temporary employees is subject to significant fluctuation throughout the year as the Company adjusts staffing levels in response to seasonal and other fluctuations in demand. None of the Company's employees is covered by a collective bargaining agreement. However, the Company is currently negotiating with the Bakery, Confectionery & Tobacco Workers' International Union concerning a collective bargaining agreement covering its production, maintenance and warehouse employees. The Company believes that its relations with its employees are good. The Company has a stable and experienced employee pool with historically low turnover.

PROPERTIES

     The Company's Irwindale facility, housing manufacturing, warehouse, distribution and office space, consists of three leased standard industrial buildings containing a total of approximately 300,000 square feet. The leases for the facilities expire in September 1998, with a renewal option for a five-year period. The rent payments under the renewal option are subject to negotiation. The Company recently exercised the renewal option with respect to the building which houses its manufacturing facilities and office space containing a total of approximately 150,000 square feet. The Company did not exercise the renewal option with respect to the building which houses its warehouse and distribution facilities as a result of the decision to outsource this function.

     In addition, the Company leases a facility located in Santa Cruz, California consisting of 52,600 square feet of warehouse, office and manufacturing space which it acquired with the Breadshop acquisition. The Company currently uses 2,000 square feet of office space and subleases the remaining space. The Company intends to vacate and sublease the office space by July 1998. The lease for this facility expires in March 2000.

     The Company also leases a small office in Chicago, Illinois that serves as NNG's principal executive office.

LEGAL PROCEEDINGS


     An action entitled Mary Jo Modica et al. v. Health Valley Foods, Inc. et al., filed in the circuit court for Tuscaloosa County, Alabama on August 27, 1996 as a small claim, is pending against Health Valley and the Company. This action was conditionally certified on an ex parte basis as a nationwide class action; however, the Alabama Supreme Court has recently held that such ex parte certifications violate applicable Alabama Rules of Civil Procedure and the Company believes that, upon motion, the conditional class certification will be removed. The complaint seeks monetary damages and alleges claims based on misrepresentation in connection with the Predecessor Company's practices regarding the packaging of certain of its canned products. The complaint alleges that the Predecessor Company's canned products were packed in tin cans that contained some lead even though the packaging stated that the cans were lead-free. None of the claims involves the safety, quality or nutritional content of the food products manufactured by the Company or the Predecessor Company. Although the Company believes that the suit lacks merit, the Company has entered into an agreement in principle to settle this litigation, subject to final documentation and court approval. See "Management's Discussion and Analysis of Financial Condition -- Recent Operating Results."


     In addition, the Company is from time to time involved in litigation in the ordinary course of its business. The Company is not currently a party to any litigation which in the opinion of management is likely to have a material adverse effect on the Company's business, results of operations or financial condition and cash flows.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the Company's directors and executive officers.


                NAME                   AGE                          POSITION
                ----                   ---                          --------
William R. Voss......................  44    Chairman of the Board, Chief Executive Officer and
                                             President
Diane J. Beardsley...................  43    Senior Vice President, Chief Financial Officer and
                                             Secretary
William J. Nictakis..................  38    Senior Vice President
Michael D. de Boom...................  52    Senior Vice President
Roger S. McEniry(2)..................  41    Director
David S. Katz(1).....................  32    Director
Timothy J. Healy(1)(2)...............  50    Director
Lawrence A. Del Santo(1)(2)..........  64    Director


---------------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

     WILLIAM R. VOSS has been the Chief Executive Officer, President and a director of the Company since its formation in October 1995. Mr. Voss was elected Chairman of the Board in April 1996. Prior to joining the Company, Mr. Voss served as Chief Executive Officer of McCain Foods, a privately owned food processing company, from July 1993 to August 1995, and prior to such time as President and Chief Operating Officer of Pilgrim's Pride Corporation, a publicly traded food processing company. Mr. Voss also served as a principal with Booz, Allen & Hamilton, a management consulting firm. Mr. Voss received a Master of Business Administration degree from Stanford University in 1980. Mr. Voss is a director of Interphase Corporation, a publicly traded corporation.

     DIANE J. BEARDSLEY has been Senior Vice President and Chief Financial Officer of the Company since December 1996. From 1992 until joining the Company, Ms. Beardsley served as Senior Vice President and Chief Financial Officer of Leiner Health Products, a vitamin and supplement manufacturer, and held various accounting and financial positions with Leiner Health Products from 1986 until being appointed Senior Vice President -- Chief Financial Officer. Ms. Beardsley was previously the Controller -- Corporate Accounting of Smith International, Inc., a publicly traded oil and gas equipment manufacturing company. Ms. Beardsley received a bachelor's degree in Business Administration from California State University -- Fullerton in 1976 and is a certified public accountant.

     WILLIAM J. NICTAKIS has been Senior Vice President -- Sales and Marketing of the Company since December 1996. Prior to joining the Company, Mr. Nictakis served as Vice President -- General Manager of a joint venture between Frito-Lay Company and Sara Lee Corporation. He served as Frito-Lay Company's Vice President, Quantum Leap Business Systems from 1995 to 1996 and its Vice President, UDS Channel Development from 1993 to 1995. Mr. Nictakis received a Master of Business Administration from the University of Chicago in 1985.

     MICHAEL D. DE BOOM has been Senior Vice President -- Operations of the Company since June 1996. From 1995 until joining the Company, Mr. de Boom served as Executive Vice President of Distribution, Manufacturing and Product Development of Harry's Farmers Markets, a grocery retailer. He served as the Director of Warehouse Operations for H.E.B. Grocery Co. from 1993 through 1995 and its Director of Bakery Manufacturing and Product Development from 1990 through 1993. Mr. de Boom held various food manufacturing and distribution management positions with Alpha Beta Co., a grocery retailer, from 1971 until 1990.

     ROGER S. MCENIRY has been a director of the Company since October 1995. Mr. McEniry is a general partner of Frontenac Company, a private equity investment firm headquartered in Chicago, which he joined in March 1985. Frontenac Company is the general partner of Frontenac VI Limited Partnership ("Frontenac VI"). Frontenac VI is a stockholder of the Company.

     DAVID S. KATZ has been a director of the Company since October 1995. Mr. Katz is Vice President of Frontenac Company, which he joined in September 1994. From 1993 to 1994 he was an executive at the Clipper Group, a New York based private equity company.

     TIMOTHY J. HEALY has been a director of the Company since 1997. Mr. Healy has served as the Chairman, CEO and President of Select Beverages, Inc., a privately held beverage bottler, since 1992.

     LAWRENCE A. DEL SANTO has been a director of the Company since January 1998. Mr. Del Santo was the Chairman and Chief Executive Officer of The Vons Companies, Inc. from 1994 until he retired in 1997. From 1992 to 1994, he served as the Executive Vice President -- Food Stores for American Stores Company.

BOARD OF DIRECTORS

     After consummation of the Offering, the Board of Directors of the Company will consist of five directors divided into three classes with each class serving for a term of three years. At each annual meeting of stockholders, directors will be elected by the holders of the Common Stock to succeed those directors whose terms are expiring. The director whose term will expire in 1999 is David S. Katz; directors whose terms will expire in 2000 are Timothy J. Healy and Lawrence A. Del Santo; and directors whose terms will expire in 2001 are William R. Voss and Roger S. McEniry. The Board of Directors has established an Audit Committee and Compensation Committee and may establish such other committees as the Board may determine. Directors elected by the Company's stockholders may be removed only for cause.

DIRECTOR COMPENSATION

     Directors who are also employees of the Company or one of its subsidiaries do not receive compensation for serving as directors. Each director who is not an employee of the Company or one of its subsidiaries ("Non-Employee Director") receives an annual retainer of $5,000, a fee of $2,000 for attendance at each Board of Directors' meeting and $1,000 for attendance at each committee meeting. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof or otherwise incurred in their capacity as directors. In addition, each Non-Employee Director serving on the Board of Directors at the closing of the Offering will receive an option to purchase 10,000 shares of Common Stock. After the Offering, any newly elected Non-Employee Director will receive an option to purchase 10,000 shares of the Company's common stock upon becoming a director of the Company. In addition, each Non-Employee Director will receive an option to purchase 5,000 shares annually.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to the cash compensation paid by the Company for services rendered during the fiscal year ended December 31, 1997 to its chief executive officer and the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 during such period (each, a "Named Executive Officer").

                                                                        LONG-TERM
                                                                       COMPENSATION
                                                                          AWARDS
                                                                       ------------
                                                ANNUAL COMPENSATION     SECURITIES     ALL OTHER
                                                --------------------    UNDERLYING    COMPENSATION
                                                SALARY($)   BONUS($)     OPTIONS          ($)
                                                ---------   --------   ------------   ------------
William R. Voss...............................  $300,000    $     --        --           $4,750(1)
  Chairman of the Board, Chief Executive
  Officer and President
Diane J. Beardsley............................   180,000      74,246(2)      --              --
  Senior Vice President and Chief Financial
  Officer
William J. Nictakis...........................   225,000     194,718(3)      --              --
  Senior Vice President -- Sales and Marketing
Michael D. de Boom............................   150,000      36,872(4)      --           1,125(5)
  Senior Vice President -- Operations

---------------
(1) Represents the Company's matching contribution to the Company's 401(k) plan made on behalf of Mr. Voss.
(2) Includes a signing bonus of $45,000 paid in 1997 in accordance with Ms. Beardsley's employment offer.
(3) Includes a signing bonus of $89,000 paid in 1997 and a payment of $69,160 for relocation expenses in accordance with Mr. Nictakis' employment offer.
(4) Includes the second and final bonus payment of $12,500 in accordance with Mr. de Boom's employment offer.
(5) Represents the Company's matching contribution to the Company's 401(k) plan made on behalf of Mr. de Boom.

OPTION GRANTS IN LAST FISCAL YEAR

     No stock options were granted to the Named Executive Officers during the fiscal year ended December 31, 1997. However, the options referred to below were granted pursuant to the 1997 Stock Option Plan and formalized by the Board of Directors in 1997.

OPTION GRANTS IN 1996

     The following table sets forth individual grants of stock options made to the Named Executive Officers during the fiscal year ended December 31, 1996:

                        NUMBER OF     PERCENT OF                                      POTENTIAL REALIZABLE VALUE
                          SHARES         TOTAL                                         AT ASSUMED ANNUAL RATES
                        UNDERLYING      OPTIONS                                      OF STOCK PRICE APPRECIATION
                         OPTIONS      GRANTED TO     EXERCISE OR                         FOR OPTION TERM (1)
                         GRANTED     EMPLOYEES IN    BASE PRICE                      ----------------------------
         NAME              (#)        FISCAL YEAR      ($/SH)      EXPIRATION DATE     5%($)             10%($)
         ----           ----------   -------------   -----------   ---------------   ---------          ---------
William R. Voss.......    96,570(2)      35.2%            (3)      April 15, 2004      --(4)              --(4)
Diane J. Beardsley....    41,760(5)      15.2%          $0.34      March 18, 2004      6,264             13,780
William J. Nictakis...    83,520(5)      30.5%          $0.34      March 18, 2004     12,528             27,562
Michael D. de Boom....    41,760(5)      15.2%          $0.34      March 18, 2004      6,428             14,616

---------------
(1) In accordance with the rules of the Commission, the hypothetical gains or "option spreads" that would exist for the respective options are shown. These gains are based on assumed rates of annual compounded stock price appreciation of 5% and 10% from the date the option was granted over the full option terms of the options shown. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future increases in the price of its Common Stock. Using the assumed initial public offering price of $15.00 as the fair market value for this calculation, the hypothetical gains for Mr. Voss, Ms. Beardsley, Mr. Nictakis and Mr. de Boom, beginning on the estimated date of consummation of the Offering through the end of their option terms, would be (i) $1,380,951, $808,474, $1,616,948 and
    $808,474, respectively, at a 5% appreciation rate and (ii) $1,959,406, $1,053,605, $2,107,210 and $1,053,605, respectively, at a 10% appreciation rate. The exercise price used for Mr. Voss for this calculation was $5.48 per share which would be his exercise price at the end of the term for his option.

(2) Mr. Voss' options become exercisable in full on the earlier of (i) April 15, 1999, (ii) the consummation of the Offering and (iii) a sale of the Company.

(3) The exercise price for Mr. Voss' options increases over time from $0.34 to $5.48 per share. If Mr. Voss exercised these options on the date of consummation of the Offering, the exercise price would be $1.44 per share.

(4) Because the exercise price for Mr. Voss' options increases at an annual rate in excess of 10%, the potential realizable value (assuming 5% and 10% appreciation per annum) is zero.

(5) Each of these options is governed by NNG's 1997 Stock Option Plan. These options become exercisable in three equal annual installments beginning on the first anniversary of the commencement of such person's employment with the Company. These options vest in full upon a sale of the Company.

FISCAL YEAR-END OPTION VALUES

     The following table sets forth for the Named Executive Officers information concerning the value of unexercised stock options at December 31, 1997.

                                                        NUMBER OF SHARES
                                                     UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                        OPTIONS AT FISCAL        IN-THE-MONEY OPTIONS AT
                                                           YEAR-END(#)            FISCAL YEAR-END(1)($)
                                                    -------------------------   -------------------------
                                                    EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
                                                    -------------------------   -------------------------
William R. Voss...................................             0/96,570                    0/569,763
Diane J. Beardsley................................        13,920/27,840               91,315/182,630
William J. Nictakis...............................        27,840/55,680              182,630/365,261
Michael D. de Boom................................        13,920/27,840               91,315/182,630

---------------
(1) The value of "in-the-money" options represents the difference between the exercise price of such option and the fair market value of the stock as of December 31, 1997. The fair market value of the Common Stock as of that date, solely for purposes of this calculation and based on certain analysis undertaken by the Company in issuing options to a non-employee director, is estimated to be $6.90 per share.

EMPLOYMENT AGREEMENTS

     On October 2, 1995, the Company entered into an employment agreement with William R. Voss, pursuant to which Mr. Voss became the Chief Executive Officer of the Company. Mr. Voss' employment agreement provides for an annual base salary of $300,000. In addition, Mr. Voss was granted options to purchase 96,570 shares of Common Stock at an exercise price of between $0.34 and $5.48 per share, which options become exercisable on the earlier of the consummation of an initial public offering or April 15, 1999. These options will become exercisable upon the consummation of the Offering. Unless proper notice of termination is given, the term of Mr. Voss' employment automatically renews for successive one-year periods. No other executive officer has an employment agreement with the Company.

INDEMNIFICATION AGREEMENTS

     In addition to the indemnification provisions contained in the Company's Certificate of Incorporation and By-Laws, the Company has entered into indemnification agreements with all of its directors and executive officers providing that the Company will indemnify those persons to the fullest extent permitted by law against claims arising out of their actions as officers or directors of the Company and will advance expenses of defending claims against them. The Company believes that indemnification under these agreements covers at least negligence and gross negligence by the directors and officers, and requires the Company to advance litigation expenses in the case of actions, including stockholder derivative actions, subject to the agreement that the officer or director will repay any advances if it is ultimately determined that the officer or director is not entitled to indemnification. The Company believes that these provisions are essential to attracting and retaining qualified persons as directors and officers.

1997 STOCK OPTION PLAN

     In March 1997, the Company adopted its 1997 Stock Option Plan (the "1997 Plan"). The purpose of the 1997 Plan is to provide a means whereby selected directors, officers, employees and consultants of the Company and its subsidiaries may be granted options to purchase Common Stock to attract or retain their services and to provide added incentive to them by encouraging stock ownership in the Company. Under the 1997 Plan, the Company may issue either incentive stock options or non-qualified stock options. The 1997 Plan is administered by the Board of Directors, subject to its ability to delegate its power under the 1997 Plan to a committee of the Board. The Board has the power to select individuals to participate in the 1997 Plan, grant options under the 1997 Plan and determine the terms and conditions of the options.

     The Company has reserved 222,430 shares of Common Stock for issuance upon exercise of options governed by the 1997 Plan. The 1997 Plan will remain in effect until March 2007, unless terminated earlier in connection with certain mergers, consolidations or other reorganizations. The 1997 Plan may be amended by the Board of Directors without the consent of the stockholders of the Company, except that any amendment subject to stockholder approval required by any federal or state law or regulation shall not become effective until such approval is obtained. As of June 30, 1998, options to purchase 212,850 shares of Common Stock were outstanding under the 1997 Plan. The Company does not intend to grant any additional options under the 1997 Plan.

EMPLOYEE INCENTIVE COMPENSATION PLAN

     Prior to the consummation of the Offering, the Board of Directors and the Company's stockholders are expected to approve the Incentive Plan. The purpose of the Incentive Plan is to provide directors, officers, employees, consultants and independent contractors with additional incentives by increasing their ownership interests in the Company. Individual awards under the Incentive Plan may take the form of one or more of (i) either incentive stock options ("ISOs") or non-qualified stock options ("NQSOs") and (ii) restricted stock. The Compensation Committee will administer the Incentive Plan and generally select the individuals who will receive awards and the terms and conditions of those awards.

     The Company intends to reserve 800,000 shares of Common Stock for use in connection with the Incentive Plan. Shares of Common Stock which are attributable to awards which have expired, terminated or been cancelled or forfeited are available for issuance or use in connection with future awards.

     In connection with the Offering, options to purchase a total of 116,920 shares of Common Stock will be granted to management of the Company pursuant to the Incentive Plan, including options to purchase 25,000 shares granted to William R. Voss and options to purchase 13,920 shares granted to Diane J. Beardsley. These grants will be effective as of the date of consummation of the Offering and have an exercise price equal to the initial public offering price and a three-year vesting schedule.

     The Incentive Plan will remain in effect until terminated by the Board of Directors. The Incentive Plan may be amended by the Board of Directors without the consent of the stockholders of the Company, except that any amendment, although effective when made, will be subject to stockholder approval if required by any federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted.

     The Incentive Plan also provides for (i) the automatic grant to each Non-Employee Director serving at the closing of the Offering of an option to purchase 10,000 shares of Common Stock and (ii) after the Offering, the automatic grant to each Non-Employee Director of an option to purchase 10,000 shares upon such person's initial election as a director. In addition, the Incentive Plan provides for an automatic annual grant to each Non-Employee Director of an option to purchase 5,000 shares at each annual meeting of stockholders following the Offering; provided, however, that if the first annual meeting of stockholders following a person's initial election as a Non-Employee Director is within three months of the date of such election or appointment, such person will not be granted an option to purchase 5,000 shares of Common Stock at such annual meeting. These options will have an exercise price per share equal to the fair market value of a share of Common Stock at the date of grant. Options granted under the Plan will expire at the earlier of 10 years from the date of grant or one year after termination of service as a director.

EMPLOYEE STOCK PURCHASE PLAN

     Prior to consummation of the Offering, the Company will adopt the Purchase Plan, pursuant to which a total of 400,000 shares of Common Stock will be reserved for issuance. The Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), permits eligible employees of the Company to purchase Common Stock through payroll deductions with all such deductions credited to an account under the Purchase Plan. Payroll deductions may not exceed $25,000 for all purchase periods ending during any Plan Year (as hereinafter defined).

     The Purchase Plan operates on a calendar year basis (the "Plan Year"). To be eligible to participate during a Plan Year, an employee must file all requisite forms prior to a specified due date known as the "Grant Date." Generally, the first day of each Plan Year will be the Grant Date and the last day of each Plan Year will be an Exercise Date (the "Exercise Date"). The determination of the Grant Date and the Exercise Dates is completely within the discretion of the Plan Committee. On each Exercise Date, participants' payroll deductions credited to their accounts will be automatically applied to the purchase price of Common Stock at a price per share which is the lesser of eighty-five percent (85%) of the fair market value of the Common Stock on the Grant Date or on the Exercise Date. Employees may end their participation in the Purchase Plan at any time during an offering period, and their payroll deductions to date will be refunded. Participation ends automatically upon termination of employment with the Company.

     Employees are eligible to participate in the Purchase Plan if they are customarily employed by the Company or a designated subsidiary for at least 20 hours per week and for more than five months in any calendar year. No person will be able to purchase Common Stock under the Purchase Plan if such person, immediately after the purchase, would own stock possessing 5% or more of the total combined voting power or value of all outstanding shares of all classes of stock of the Company.

RETIREMENT PLAN

     The Company has adopted a 401(k) retirement savings plan (the "Retirement Plan") covering substantially all employees (including the Company's executive officers) who are 21 and meet minimum length of service requirements. The Retirement Plan is intended to qualify under Section 401(k) of the Code.

     Under the current terms of the Retirement Plan, participants may elect to defer up to $10,000 of their annual base compensation (subject to limitations under the Code) and to have such deferred amount contributed to the Retirement Plan on their behalf. In addition, the Company makes a 50% matching contribution up to the first 6% of the annual base compensation deferred by a participant.

     Salary deferral is fully vested, while the Company's matching contributions are vested over time with full vesting occurring upon completion of seven years of service. Benefits under the Retirement Plan generally will be distributed in the form of a lump sum or installments following the participant's retirement, death, disability or other termination of employment. Benefits may be distributed prior to termination of employment under certain limited circumstances, including hardship.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director, (iii) each Named Executive and (iv) all executive officers and directors as a group.


                                                                           PERCENTAGE OWNED
                                                                          -------------------
                                                                           BEFORE     AFTER
NAME                                                          SHARES(1)   OFFERING   OFFERING
----                                                          ---------   --------   --------
Frontenac VI Limited Partnership(2).........................  2,195,998     52.8%      29.5%
State of Wisconsin Investment Board(3)......................  1,629,539     39.2       21.9
William R. Voss(4)..........................................    414,221      9.7        5.5
Roger S. McEniry(5).........................................  2,215,998     53.1       29.6
George Mateljan, Jr.(6).....................................    304,500      6.8        3.9
David S. Katz...............................................         --       --         --
Timothy J. Healy(7).........................................     14,492     *          *
Lawrence A. Del Santo(8)....................................     19,570     *          *
Diane J. Beardsley(9).......................................     13,920     *          *
Michael D. de Boom(9).......................................     27,840     *          *
William J. Nictakis(9)......................................     27,840     *          *
All directors and executive officers as a group (8
  persons)..................................................  2,733,881     62.5%      35.6%


---------------
  *  Less than 1%
 (1) Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares owned by them.
 (2) The address of Frontenac VI is c/o Frontenac Company, 135 S. LaSalle Street, Suite 3800, Chicago, Illinois 60604.
 (3) The address of the State of Wisconsin Investment Board is 121 East Wilson, Madison, Wisconsin 53702.
 (4) Includes 96,570 shares which may be acquired within 60 days of consummation of the Offering pursuant to the exercise of stock options held by Mr. Voss. Mr. Voss' address is c/o Natural Nutrition Group, Inc., 135 S. LaSalle, Suite 1134, Chicago, Illinois 60603.
 (5) Includes (i) 20,000 shares of Common Stock issuable to Frontenac Company upon the exercise of options which will be granted and which will be exercisable on the date of consummation of the Offering as a result of Mr. McEniry's and Mr. Katz' services as directors of the Company and (ii) 2,195,998 shares held by Frontenac VI. Mr. McEniry is a general partner of Frontenac Company, which is a general partner of Frontenac VI, and, in such capacity, shares voting and investment power with respect to shares held by Frontenac VI and Frontenac Company. Under the applicable rules of the Securities and Exchange Commission, Mr. McEniry may be deemed to beneficially own the shares of Common Stock held by Frontenac VI and Frontenac Company. Mr. McEniry disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
 (6) Includes 304,500 shares which may be acquired within 60 days of the date of consummation of the Offering pursuant to the exercise of stock options held by Mr. Mateljan. Mr. Mateljan's address is c/o John A. Calfas, 11601 Wilshire Blvd., Los Angeles, California 90025.
 (7) Includes 10,000 shares of Common Stock issuable upon the exercise of options which will be granted and which will be exercisable on the date of consummation of the Offering.
 (8) Includes 9,570 shares which may be acquired within 60 days of the date of consummation of the Offering pursuant to the exercise of stock options held by Mr. Del Santo and an additional 10,000 shares of Common Stock issuable upon exercise of options which will be granted and which will be exercisable on the date of consummation of the Offering.
 (9) Includes 13,920, 27,840 and 27,840 shares which may be acquired within 60 days of the date of consummation of the Offering pursuant to the exercise of stock options held by Ms. Beardsley and Messrs. de Boom and Nictakis, respectively.

                              CERTAIN TRANSACTIONS

     NNG was formed in 1995 by William R. Voss and Frontenac Company to acquire and develop natural and organic food companies. At that time Frontenac VI, a private equity investment fund of which Frontenac Company is the general partner, and Mr. Voss purchased 1,305,000 and 145,000 shares of Common Stock, respectively, for a price of $0.34 per share.

     On April 15, 1996, NNG, through a subsidiary, acquired the stock of Health Valley from George Mateljan, Jr. for approximately $34 million. In connection with the Health Valley acquisition, Frontenac VI and the State of Wisconsin Investment Board ("SWIB") purchased 748,136 and 1,523,529 shares of Common Stock, respectively, for a price of $0.34 per share and 10,751.358 and 7,951.309 shares of Preferred Stock, respectively, for a price of $1,000 per share, and Mr. Voss purchased 145,000 shares of Common Stock for a price of $0.34 per share. NNG also entered into an option agreement pursuant to which NNG granted to Mr. Voss options to purchase 96,570 shares of Common Stock for an exercise price which increases over time from $0.34 to $5.48 per share.

     In connection with the Health Valley acquisition, the Company paid Frontenac Company a fee of $395,233 for advisory and other services and SWIB a commitment fee of approximately $85,000.

     In connection with the Health Valley acquisition, the Company's Health Valley subsidiary entered into an option agreement pursuant to which Health Valley agreed to sell to George Mateljan, Jr. 100 shares of its common stock for $22,222.22 per share (the "Health Valley Option").

     In October 1996, the Company acquired the stock of Breadshop for approximately $9 million. In connection with the Breadshop acquisition, Frontenac Company was paid a fee of $100,000 for advisory services. In connection with the Breadshop acquisition, Frontenac VI loaned the Company $1,000,000 (the "Frontenac Loan"). On January 28, 1997 Frontenac VI, SWIB and Timothy J. Healy, a director of the Company, purchased 142,862, 106,009 and 4,492 shares of Common Stock, respectively, for a price of $0.34 per share and 476.25, 353.40 and 23.451 shares of Series A Preferred Stock, respectively, for a price of $1,000 per share, and Mr. Voss purchased 27,651 shares of Common Stock for a price of $0.34 per share. The proceeds from the sale of these shares were used to repay the Frontenac Loan.

     In September 1997, in connection with the resolution of all outstanding issues between the Company and George Mateljan, Jr. relating to the Health Valley acquisition, $1,793,320 held in escrow was paid to the Company and $367,878 was paid to Mr. Mateljan. In addition, Mr. Mateljan exchanged the Health Valley Option for an option to purchase 406,000 shares of Common Stock and an unspecified number of shares of Series A Preferred Stock of the Company to be determined based on the number of shares of Series A Preferred Stock redeemed prior to the exercise of the option. As a result of the redemption of the Series A Preferred Stock with the proceeds of the Offering, no shares of Series A Preferred Stock will be issuable upon exercise of this option. The purchase price for the Common Stock upon exercise of the option held by Mr. Mateljan is $0.34 per share.

     From the Company's inception in October 1995 through April 19, 1997, the Company paid Frontenac Company fees totalling $100,000 for the services of Messrs. McEniry and Katz as directors of the Company during that period. Since April 19, 1997 the Company has paid Frontenac Company a quarterly fee of $25,000 for those services.

COMPANY POLICY

     In the future, any transactions with officers, directors and affiliates will be approved by a majority of the Board, including a majority of the disinterested members of the Board, and will be made on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, 35,000 shares of Series A Preferred Stock, par value $.001 per share ("Series A Preferred Stock"), and 2,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock"). The 19,566.667 shares of Series A Preferred Stock which are issued and outstanding will be redeemed with the proceeds of the Offering.

COMMON STOCK

     Of the 50,000,000 shares of Common Stock authorized, 7,456,664 shares will be outstanding upon consummation of the Offering. Subject to the rights of the holders of Preferred Stock, the holders of outstanding shares of Common Stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time lawfully determine. Each holder of Common Stock is entitled to one vote for each share held. Subject to the rights of holders of any outstanding Preferred Stock, upon liquidation, dissolution or winding up of the Company, any assets legally available for distribution to stockholders as such are to be distributed ratably among the holders of the Common Stock then outstanding. All shares of Common Stock currently outstanding are, and all shares of Common Stock offered hereby when duly issued and paid for will be, fully paid and nonassessable. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company.

     The Board of Directors is classified into three classes as nearly equal in number as possible, with the term of each class expiring on a staggered basis. See "Management -- Board of Directors." The classification of the Board of Directors may make it more difficult to change the composition of the Board of Directors and thereby may discourage or make more difficult an attempt by a person or group to obtain control of the Company. Cumulative voting for the election of directors is not permitted, enabling holders of a majority of the outstanding Common Stock to elect all members of the class of Directors whose terms are then expiring.

PREFERRED STOCK

     As of June 30, 1998, the Company's issued and outstanding Preferred Stock consisted of 19,566.667 shares of Series A Preferred Stock held by five stockholders of record. Upon the closing of the Offering, each outstanding share of Series A Preferred Stock will be redeemed with a portion of the proceeds of the Offering. The Series A Preferred Stock ranks senior to the Common Stock as to distributions upon liquidation, dissolution and winding up of the Company. Except as required by law, the holders of shares of Series A Preferred Stock are not entitled to vote on matters presented to the stockholders of the Corporation. Dividends accrue on the outstanding shares of Series A Preferred Stock at a rate of 10% per annum, compounded quarterly. All accrued and unpaid dividends must be paid before any dividend or other payment may be made with respect to the Common Stock. Unless the Series A Preferred Stock is redeemed prior thereto, the Company is required to redeem 50% of the shares Series A Preferred Stock on April 15, 2003 and the balance on April 15, 2004 for a price of $1,000 per share plus all accrued and unpaid dividends. The Company is also required to redeem all of the shares of Series A Preferred Stock on a sale of the Company, a change of control or a similar transaction. At the Company's option, the Company may redeem up to 10,000 shares of Series A Preferred Stock prior to a public offering of the Company's equity securities and all of the shares of Series A Preferred Stock after a public offering of the Company's equity securities. Under certain circumstances, such as breaches of certain covenants by the Company, the holders of a majority of the shares of Series A Preferred Stock may require the Company to redeem all of the shares of Series A Preferred Stock.

     The Certificate of Incorporation of the Company authorizes the Board of Directors to issue, in addition to the Series A Preferred Stock, up to 2,000,000 shares of preferred stock in classes or series and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to, among other things, the rate and nature of dividends, the price, terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock and voting rights. The Company will have authority, without approval of the holders of Common Stock, to issue preferred stock that has voting, dividend or liquidation rights superior to the Common Stock and that may adversely affect the rights of holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company currently has no plans to issue any shares of Preferred Stock.

     One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

CERTAIN PROVISIONS AFFECTING STOCKHOLDERS

     Delaware, like many other states, permits a corporation to adopt a number of measures through amendment of the corporate charter or bylaws or otherwise, which may have the effect of delaying or deterring any unsolicited takeover attempts. In addition, Section 203 of the Delaware General Corporation Law restricts certain "business combinations" with "interested stockholders" (generally a holder of 15% or more of the Company's voting stock) for three years following the date that person becomes an interested stockholder. By delaying or deterring unsolicited takeover attempts, these provisions could adversely affect prevailing market prices for the Common Stock.

     The Company's Certificate of Incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director's liability to the Company and its stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Certificate of Incorporation also contains provisions obligating the Company to indemnify its directors to the fullest extent permitted by the Delaware General Corporation Law. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After the Offering, the Company will have outstanding 7,456,664 shares of Common Stock. The 3,300,000 shares being sold in the Offering are freely tradable without restriction unless acquired by affiliates of the Company. None of the remaining 4,156,664 outstanding shares of Common Stock have been registered under the Securities Act, which means that they may be resold publicly only upon registration under the Securities Act or in compliance with an exemption from the registration requirements of the Securities Act, including the exemption provided by Rule 144 thereunder. In addition, upon consummation of the Offering, 1,200,000 shares will be reserved for issuance under the Incentive Plan and Purchase Plan. Of the currently outstanding options to purchase Common Stock and options to be granted upon consummation of the Offering, options to purchase 640,300 shares of Common Stock will be exercisable within 60 days of the consummation of the Offering, subject to lock-up agreements. See "Underwriting." Prior to the expiration of the lock-up period, the Company intends to file a registration statement on Form S-8 covering shares issuable upon exercise of stock options granted under the Company's stock option plans. Such shares, upon issuance, will be immediately available for resale (in the case of holders who are affiliates of the Company, subject to certain limitations of Rule 144 under the Securities Act), subject to lock-up agreements. Following the expiration or release of lock-up agreements, "restricted securities" held by certain stockholders will be available for public resale in accordance with Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of the acquisition of restricted shares of Common Stock from either the Company or any affiliate of the Company, the acquiror or subsequent holder thereof may sell, within any three-month period commencing 90 days after the date of the Prospectus relating to the Offering, a number of shares that does not exceed the greater of one percent of the then outstanding shares of the Common Stock, or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If two years have elapsed since the later of the date of the acquisition of restricted shares of Common Stock from the Company or any affiliate of the Company, a person who is not deemed to have been an affiliate of the Company at any time for 90 days preceding a sale would be entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements.

     The Company and its officers, directors, present stockholders and option holders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated except for (i) in the case of the Company, Common Stock issued pursuant to any employee or director plan described herein or in connection with acquisitions and (ii) in the case of all such holders, the exercise of stock options pursuant to benefit plans described herein and shares of Common Stock disposed of as bona fide gifts, subject, in each case, to any remaining portion of the 180-day period applying to any shares so issued or transferred. In evaluating any request for a waiver of the 180-day lock-up period, BT Alex. Brown Incorporated will consider, in accordance with its customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the Common Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance.

     Sales, or the availability for sale of, substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future.

REGISTRATION RIGHTS

     The holders of approximately 4,156,664 shares of Common Stock and the holders of options to purchase 406,000 shares of Common Stock are entitled, subject to certain conditions, to require the Company to file a registration statement under the Securities Act of 1933, as amended, covering the sale of such shares. The Company is obligated to effect two "long form" registrations (registrations on the Commission's Form S-1 or S-2). There is no limit on the number of "short form" registrations. In addition, if the Company proposes to register any of its securities under the Securities Act (other than pursuant to a registration statement on Form S-4 or Form S-8), such holders are entitled to include their shares of Common Stock therein, except that, among other conditions, the underwriters of an offering have the right to limit the number of shares included in such a registration. Pursuant to the terms of its agreement with such holders, the Company is required to pay the expenses of all such registrations, except for underwriting discounts and commissions. All such holders have waived their registration rights with respect to this Offering.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is ChaseMellon Shareholder Services LLC.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom BT Alex. Brown Incorporated and Adams, Harkness & Hill, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite its name below at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
BT Alex. Brown Incorporated.................................
Adams, Harkness & Hill, Inc. ...............................
          Total.............................................  3,300,000
                                                              =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered by this Prospectus (other than those subject to the over-allotment option described below) if any such shares are purchased. In the event of a default by the Underwriters, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has granted to the Underwriters an option, exercisable by the Representatives during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 495,000 shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Representatives may exercise such option only to cover over-allotments in the sale of shares of Common Stock. To the extent that the Representatives exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same proportion of such additional shares of Common Stock as the number of shares of Common Stock to be purchased and offered by such Underwriter in the above table bears to the total number of shares in the above table.

     The Company has been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus, and through the Representatives to certain dealers at such price less a concession not in excess
of $     per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per share to certain other dealers. After the
Offering, the public offering price and other selling terms may be changed.

     The Company and its officers, directors, present stockholders and option holders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated except for (i) in the case of the Company, Common Stock issued pursuant to any employee or director plan described herein or in connection with acquisitions and (ii) in the case of all such holders, the exercise of stock options pursuant to benefit plans described herein and shares of Common Stock disposed of as bona fide gifts, subject, in each case, to any remaining portion of the 180-day period applying to any shares so issued or transferred. In evaluating any request for a waiver of the 180-day lock-up period, BT Alex. Brown Incorporated will consider, in accordance with its customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the Common Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price of the Common Stock will be determined after negotiation between the Company and the Representatives. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalization and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

     In connection with the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Representatives may bid for and purchase Common Stock in the open market to stabilize the price of the Common Stock. The Underwriters may also over-allot the Offering, creating a syndicate short position, and may bid for and purchase Common Stock in the open market to cover the syndicate short position. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock. The Representatives may also impose a penalty bid pursuant to which the Representatives may reclaim from any Underwriter or dealer participating in the Offering the selling concession on shares sold by them and purchased by the Representatives in stabilizing or short covering transactions. In addition, the Underwriters may bid for and purchase the Common Stock in market making transactions. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities, and may end these activities at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The Underwriters have reserved for sale, at the initial public offering price, up to 5.0% of the Common Stock offered hereby for employees and directors of the Company and certain other individuals who have expressed an interest in purchasing such shares of Common Stock in the Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

     The Underwriters have informed the Company that they do not intend to confirm sales of Common Stock offered hereby for accounts over which they exercise discretionary authority.

                             CERTAIN LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Katten Muchin & Zavis, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, Washington, D.C.

                                    EXPERTS

     The consolidated financial statements and financial statement schedules of the Company as of December 31, 1996 and 1997 and for the year ended December 31, 1995 and the period January 1, 1996 through April 15, 1996 (the Predecessor Company), the period April 16, 1996 through December 31, 1996 and the year ended December 31, 1997 included in the Registration Statement and this Prospectus have been audited by Deloitte & Touche LLP, independent accountants, as stated in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (which term shall encompass any and all amendments thereto) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a web site that contains reports, proxy and information statements regarding registrants that file electronically with the SEC. The address of this web site is (http://www.sec.gov). Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of the prescribed fees.

                         INDEX TO FINANCIAL STATEMENTS

Natural Nutrition Group, Inc. (formerly known as Intrepid
  Food Holdings, Inc.) and Subsidiaries
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets as of December 31, 1996,
     December 31, 1997 and March 31, 1998 (unaudited).......   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1996 and 1997, the Combined Statements of
     Operations for the year ended December 31, 1995 and the
     period from January 1, 1996 to April 15, 1996
     (Predecessor Company) and the Consolidated Statements
     of Operations for the three months ended March 31, 1997
     and 1998 (unaudited)...................................   F-4
  Consolidated Statements of Stockholders' Deficit for the
     years ended December 31, 1996 and 1997, and the three
     months ended March 31, 1998 (unaudited)................   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1996 and 1997, the Combined Statements of
     Cash Flows for the year ended December 31, 1995 and the
     period from January 1, 1996 to April 15, 1996
     (Predecessor Company) and the Consolidated Statements
     of Cash Flows for the three months ended March 31, 1997
     and 1998 (unaudited)...................................   F-6
  Notes to Consolidated Financial Statements................   F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Natural Nutrition Group, Inc. (formerly known as Intrepid Food Holdings, Inc.) and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Natural Nutrition Group, Inc. (formerly known as Intrepid Food Holdings, Inc.) and subsidiaries (the Company) as of December 31, 1996 and 1997 (successor company balance sheets), and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended (successor company operations) and the combined statements of operations and cash flows for the year ended December 31, 1995 and the period from January 1, 1996 to April 15, 1996 (Predecessor Company operations). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such successor company financial statements present fairly, in all material respects, the consolidated financial position of Natural Nutrition Group, Inc. (formerly known as Intrepid Food Holdings, Inc.) and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for the periods then ended in conformity with generally accepted accounting principles. Further, in our opinion, the Predecessor Company combined financial statements referred to above present fairly, in all material respects, the Predecessor Company's results of operations and cash flows for the year ended December 31, 1995 and the period from January 1, 1996 to April 15, 1996 in conformity with generally accepted accounting principles.

Costa Mesa, California
February 20, 1998
(April 9, 1998 as to Note 7,
July   , 1998 as to the effects of
the stock split described in Note 1)

     The accompanying consolidated financial statements include the effects of a stock split of the Company's common stock anticipated to be approved by the Company's Board of Directors in July 1998, subject to stockholder approval prior to the closing of the Company's initial public offering. The above opinion is in the form which will be signed by Deloitte & Touche LLP upon consummation of the stock split, which is described in Note 1 of the notes to the consolidated financial statements, and assuming that, from February 20, 1998 to the date of such stock split, no other events will have occurred that would affect the accompanying financial statements and notes thereto.

Deloitte & Touche LLP
Costa Mesa, California
July 2, 1998

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                DECEMBER 31,
                                                              -----------------    MARCH 31,
                                                               1996      1997        1998
                                                              -------   -------   -----------
                                                                                  (UNAUDITED)
CURRENT ASSETS:
Cash........................................................  $   313   $     1     $     1
Accounts receivable (net of allowance for doubtful accounts
  of $1,334 (1996), $1,421 (1997) and $1,347 (1998),
  respectively).............................................    3,767     4,009       3,330
Other receivables...........................................      459       187          28
Inventories (Note 4)........................................    4,985     5,278       4,998
Deferred income taxes (Note 3)..............................    2,741     2,188       2,188
Prepaid expenses and other current assets...................      328       376         310
                                                              -------   -------     -------
         Total current assets...............................   12,593    12,039      10,855
PLANT AND EQUIPMENT, net (Note 5)...........................   26,374    23,358      22,603
INTANGIBLE AND OTHER ASSETS, net (Note 6)...................   14,363    14,815      14,859
                                                              -------   -------     -------
                                                              $53,330   $50,212     $48,317
                                                              =======   =======     =======

                            LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Bank overdraft..............................................  $   639   $ 1,315     $   717
Accounts payable............................................    2,084     1,474       2,161
Accrued liabilities.........................................    6,358     3,878       3,617
Current portion of long-term debt (Note 7)..................    3,146     2,855       2,866
Current portion of capital lease obligations (Note 8).......      809       170          45
                                                              -------   -------     -------
         Total current liabilities..........................   13,036     9,692       9,406
LONG-TERM LIABILITIES:
Long-term debt, net of current portion (Note 7).............   19,116    18,835      17,234
Deferred income taxes (Note 3)..............................    1,102     1,048       1,048
Other accrued expenses......................................      607       251         251
Capital lease obligations, net of current portion (Note
  8)........................................................      188
                                                              -------   -------     -------
         Total long-term liabilities........................   21,013    20,134      18,533
COMMITMENTS AND CONTINGENCIES (Note 9)
MANDATORY REDEMPTION SERIES A PREFERRED STOCK at redemption
  value including cumulative dividends in arrears of $1,330,
  $3,412 and $3,983 in December 31, 1996 and 1997 and March
  31, 1998, respectively; 18,667, 19,567 and 19,567 shares
  outstanding in December 31, 1996 and 1997 and March 31,
  1998, respectively (Note 10)..............................   19,997    22,979      23,550
STOCKHOLDERS' DEFICIT:
Preferred stock, par value $.001 per share, 2,000,000 shares
  authorized, no shares issued and outstanding..............       --        --          --
Common stock, $.001 par value; 65,000 shares authorized at
  December 31, 1996 and 1997 and 50,000,000 shares
  authorized at March 31, 1998; 3,866,570, 4,156,664 and
  4,156,664 shares issued and outstanding at December 31,
  1996 and 1997 and March 31, 1998, respectively............        4         4           4
Additional paid-in capital..................................    1,329     1,429       1,429
Accumulated deficit.........................................   (2,049)   (4,026)     (4,605)
                                                              -------   -------     -------
         Total stockholders' deficit........................     (716)   (2,593)     (3,172)
                                                              -------   -------     -------
                                                              $53,330   $50,212     $48,317
                                                              =======   =======     =======

          See accompanying notes to consolidated financial statements.

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                             YEAR ENDED     JANUARY 1
                            DECEMBER 31,   TO APRIL 15,                               THREE MONTHS ENDED
                                1995           1996       YEAR ENDED DECEMBER 31,          MARCH 31,
                            (PREDECESSOR   (PREDECESSOR   -----------------------   -----------------------
                              COMPANY)       COMPANY)        1996         1997         1997         1998
                            ------------   ------------   ----------   ----------   ----------   ----------
                                                                                          (UNAUDITED)
Net sales.................    $73,351        $18,221      $   39,942   $   67,898   $   16,299   $   17,568
Cost of sales.............     53,839         13,897          27,180       42,370       10,627       10,960
                              -------        -------      ----------   ----------   ----------   ----------
Gross profit..............     19,512          4,324          12,762       25,528        5,672        6,608
Operating expenses:
  Marketing, selling and
     distribution.........     16,651          5,563           7,177       17,366        3,832        4,891
  General and
     administrative.......      6,541          2,937           5,148        5,759        1,324        1,292
                              -------        -------      ----------   ----------   ----------   ----------
          Total operating
            expenses......     23,192          8,500          12,325       23,125        5,156        6,183
                              -------        -------      ----------   ----------   ----------   ----------
Operating income (loss)...     (3,680)        (4,176)            437        2,403          516          425
Other income..............        645            169
Interest expense..........      1,502            476           1,052        1,911          497          458
                              -------        -------      ----------   ----------   ----------   ----------
Income (loss) before
  provision (benefit) for
  income taxes............     (4,537)        (4,483)           (615)         492           19          (33)
Provision (benefit) for
  income taxes (Note 3)...      1,137         (1,166)             13          387           17          (25)
                              -------        -------      ----------   ----------   ----------   ----------
Net income (loss).........     (5,674)        (3,317)           (628)         105            2           (8)
Preferred dividends (Note
  9)......................                                     1,330        2,082          514          571
                              -------        -------      ----------   ----------   ----------   ----------
Net loss attributable to
  common stockholders.....    $    --        $    --      $   (1,958)  $   (1,977)  $     (512)  $     (579)
                              =======        =======      ==========   ==========   ==========   ==========
Net loss per share --
  Basic and Diluted.......                                $     (.62)  $     (.48)  $     (.13)  $     (.14)
                                                          ==========   ==========   ==========   ==========
Weighted average number of
  common shares
  outstanding.............                                 3,161,737    4,132,491    4,059,967    4,156,664
                                                          ==========   ==========   ==========   ==========

          See accompanying notes to consolidated financial statements.

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997, AND
             FOR THE THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                COMMON STOCK      ADDITIONAL                     TOTAL
                                             ------------------    PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                              SHARES     AMOUNT    CAPITAL       DEFICIT        DEFICIT
                                             ---------   ------   ----------   -----------   -------------
BALANCE, December 31, 1995.................  1,450,000     $2       $  498       $   (91)       $   409
Issuance of common stock on April 12,
  1996.....................................  2,416,664      2          831                          833
Preferred dividend (Note 10)...............                                       (1,330)        (1,330)
Net loss...................................                                         (628)          (628)
                                             ---------     --       ------       -------        -------
BALANCE, December 31, 1996.................  3,866,664      4        1,329        (2,049)          (716)
Issuance of common stock on January 28,
  1997.....................................    290,000                 100                          100
Preferred dividend (Note 10)...............                                       (2,082)        (2,082)
Net income.................................                                          105            105
                                             ---------     --       ------       -------        -------
BALANCE, December 31, 1997.................  4,156,664      4        1,429        (4,026)        (2,593)
Preferred dividend (Note 10)...............                                         (571)          (571)
Net loss...................................                                           (8)            (8)
                                             ---------     --       ------       -------        -------
BALANCE, March 31, 1998....................  4,156,664     $4       $1,429       $(4,605)       $(3,172)
                                             =========     ==       ======       =======        =======

          See accompanying notes to consolidated financial statements.

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                              YEAR ENDED     JANUARY 1,                           THREE MONTHS
                                                             DECEMBER 31,   TO APRIL 15,      YEARS ENDED             ENDED
                                                                 1995           1996          DECEMBER 31,          MARCH 31,
                                                             (PREDECESSOR   (PREDECESSOR   ------------------   -----------------
                                                               COMPANY)       COMPANY)       1996      1997      1997      1998
                                                             ------------   ------------   --------   -------   -------   -------
                                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income..........................................    $(5,674)       $(3,317)     $   (628)  $   105   $     2   $    (8)
Adjustments to reconcile net (loss) income to net cash
  (used in) provided by operating activities:
  Depreciation and amortization............................      3,368            989         2,344     3,445       903       917
  Deferred income taxes....................................        667            152          (187)      499       148
  Gain on sale of plant and equipment......................        (25)                         (31)      (24)       (9)
  Effect on cash of changes in operating assets and
    liabilities, net of effects of acquisitions:
    Accounts receivable, net...............................      2,804          1,200           634      (243)     (607)      680
    Inventories............................................      2,860          1,899          (333)     (292)      432       280
    Prepaid expenses and other current assets..............        214         (1,396)          972       224      (131)      225
    Accounts payable.......................................        513           (893)       (1,061)     (610)      (55)      687
    Accrued liabilities....................................        431          2,576           602    (2,836)      106      (262)
                                                               -------        -------      --------   -------   -------   -------
      Net cash (used in) provided by operating
        activities.........................................      5,158          1,210         2,312       268       789     2,519
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of plant and equipment............................     (1,602)          (108)          (62)     (446)     (192)      (60)
Acquisitions, net of cash acquired.........................                                 (43,592)
Proceeds from sale of plant and equipment..................         49                           31       390       350        50
(Increase) decrease in intangible and other assets.........        (63)            (7)          424      (801)     (505)     (196)
                                                               -------        -------      --------   -------   -------   -------
      Net cash used in investing activities................     (1,616)          (115)      (43,199)     (857)     (347)     (206)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from revolving line of credit/bank
  overdraft................................................       (932)            --         2,356     3,250       (49)   (1,464)
Proceeds from long-term debt...............................      1,234                       19,012
Principal payments on long-term debt.......................     (3,903)          (559)         (690)   (3,448)   (1,180)     (849)
Issuance of common stock...................................                                     833        51        51
Issuance of mandatory redemption preferred stock...........                                  18,667       424       424
                                                               -------        -------      --------   -------   -------   -------
      Net cash (used in) provided by financing
        activities.........................................     (3,601)          (559)       40,178       277      (754)   (2,313)
                                                               -------        -------      --------   -------   -------   -------
NET (DECREASE) INCREASE IN CASH............................        (59)           536          (709)     (312)     (312)       --
CASH, beginning of period..................................         64              5         1,022       313       313         1
                                                               -------        -------      --------   -------   -------   -------
CASH, end of period........................................    $     5        $   541      $    313   $     1   $     1   $     1
                                                               =======        =======      ========   =======   =======   =======
SUPPLEMENTAL INFORMATION --
  Cash paid during the year for:
    Interest...............................................    $ 1,406        $   370      $  1,886   $   978   $   275   $   314
                                                               =======        =======      ========   =======   =======   =======
    Income taxes...........................................    $    28        $   206      $    406   $     4   $    11   $    --
                                                               =======        =======      ========   =======   =======   =======
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
Issuance of preferred and common stock in exchange for
  debt.....................................................                                $     --   $   525   $   525   $    --
                                                                                           ========   =======   =======   =======
Mandatory accrued preferred dividends......................                                $  1,330   $ 2,082   $   514   $   571
                                                                                           ========   =======   =======   =======
Purchase of acquisitions, net of cash acquired:
  April 15, 1996 acquisition of Health Valley Company:
    Fair value of assets...................................                                $ 43,462
    Goodwill...............................................                                   4,902
    Liabilities assumed....................................                                 (14,025)
                                                                                           --------
      Net cash used to acquire business....................                                  34,339
  October 31, 1996 acquisition of The Breadshop:
    Fair value of assets...................................                                   2,472
    Trademarks.............................................                                   5,493
    Goodwill...............................................                                   3,519
    Liabilities assumed....................................                                  (2,231)
                                                                                           --------
      Net cash used to acquire business....................                                   9,253
                                                                                           --------
      Net cash used to acquire businesses..................                                $ 43,592
                                                                                           ========

          See accompanying notes to consolidated financial statements.

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997 AND
           THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 (UNAUDITED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Natural Nutritional Group, Inc. (formerly known as Intrepid Food Holdings, Inc.) (NNG or the Company) was incorporated in the State of Delaware in October 1995 to acquire and develop natural and organic food companies. In April 1996, NNG acquired the outstanding capital stock of Health Valley Foods, Inc. and Health Valley Manufacturing Company (Predecessor Company). In October 1996, the Company acquired The Breadshop, Inc. (Breadshop) (Note 2).

     The Company is a manufacturer and marketer of premium natural and organic food products in the United States. The Company markets (i) breakfast cereals and granolas, (ii) granola bars, cereal bars, cookies, crackers and other baked goods and (iii) canned and instant soups and chilis, as well as other food products, primarily under its Health Valley(R) and Breadshop's(R) brands.

     Basis of Presentation -- The accompanying consolidated statements of operations and cash flow include the combined activities of the Predecessor Company for the year ended December 31, 1995 and the period January 1, 1996 to April 15, 1996 prior to acquisition by the Company. The operations of NNG for the period October 2, 1995 (inception) to December 31, 1995 were not significant and have not been included. The results of the Company are not comparable to those of the Predecessor Company due to the changes in capital structure to fund the acquisitions, which included the issuance of preferred stock and the incurrence of additional debt. Additionally, the purchase accounting adjustments related to the acquisitions changed the cost basis of the Company's fixed assets, trademarks and resulting goodwill. Certain amounts in the 1996 financial statements have been reclassified to conform with the 1997 presentation.

     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts and operations of NNG and its subsidiaries. All material intercompany balances and transactions have been eliminated.

     Stock Split -- Immediately prior to the consummation of a public offering of the Company's Common Stock, the Company effected a 290-for-1 stock split of its Common Stock. All share and per share amounts included in the accompanying consolidated financial statements and footnotes have been restated to reflect the stock split.

     Basic and Fully Diluted Per Share Information -- In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Earnings per Share, which is effective for financial statements for interim and annual periods ending after December 15, 1997. SFAS No. 128 redefines earnings per share under generally accepted accounting principles.

     Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the periods presented. Diluted net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the periods presented assuming the exercise of the Company's stock options.

     Basic and diluted loss per share is based on the weighted average number of common shares outstanding. Common stock equivalents were not included in the computation of Diluted EPS because such inclusion would have been antidilutive for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998. The Predecessor Company earnings per share data have been excluded from the statement of operations as such information is not relevant to the Company's capital structure.

     Unaudited Information -- The accompanying consolidated balance sheet as of March 31, 1998 and the related consolidated statements of operations and cash flows for the three months ended March 31, 1997 and

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

March 31, 1998, have been prepared by the Company without audit in accordance with generally accepted accounting principles for interim financial information and, in the opinion of management, contain all adjustments consisting only of normal recurring accruals necessary for a fair presentation of such information.

     Inventories -- Inventories are valued at the lower of first-in, first-out cost (FIFO) or market value.

     Plant and Equipment -- Plant and equipment, including capitalized lease assets, are stated at cost. Depreciation is provided for on the straight-line method over the lesser of the estimated useful lives of the assets or the lease term. Amortization of leasehold improvements is based on the lesser of their estimated useful lives or the terms of the related leases and is calculated using the straight-line method. Useful lives are as follows:

Machinery and equipment.....................................  3 to 20 years
Furniture and fixtures......................................  3 to 14 years
Leasehold improvements......................................  5 to 10 years

     Repairs and maintenance are expensed as incurred, whereas significant improvements, which materially increase values or extend useful lives, are capitalized and depreciated over the estimated useful lives of the related assets. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses resulting from the disposal of assets are charged or credited to operations as incurred.

     Fair Value of Financial Instruments -- The carrying values of accounts receivable and accounts payable approximate fair value due to the short maturities of such instruments. The carrying values of term loans approximate fair value due to the fact that they are based on variable interest rates.

     Intangible and Other Assets -- The excess of purchase price over the fair value of net assets acquired, as well as trademarks related to the Breadshop acquisition, are included in intangible and other assets and are being amortized on a straight-line basis over a 40-year period. Accumulated amortization of intangibles amounted to $113, $447 and $528 at December 31, 1996 and 1997 and March 31, 1998, respectively.

     In 1997, the Company undertook a program to update its packaging designs. Costs of $420, associated with development of new packaging designs, were capitalized and will be amortized over three years, beginning with related product shipments in 1998.

     Revenue Recognition -- The Company records revenue at the time the related products are shipped to the customer.

     Customer Concentration -- The Company had significant sales to (a) three individual retailers who accounted for 13%, 12% and 10% of revenue for the fiscal year ending December 31, 1995, (b) a significant distributor who accounted for 14% of revenue for each of 1996 and 1997 and (c) a significant distributor who accounted for 13% of revenue for 1997. Given the significant amount of revenues derived from certain customers, collectibility issues arising from financial difficulties of any of these customers or the loss of any such customers could have a material adverse effect on the Company's business.

     Vendor Concentration -- The Company utilizes a single contract manufacturer for the production of canned soups and chilis which accounted for approximately 25% of revenues for the years ended December 31, 1995, 1996 and 1997. The inability of the contract manufacturer to supply the Company with sufficient product quantities in a timely manner could have a material adverse effect until alternate sources could be identified or developed.

     Customer Rebates -- The Predecessor Company had historically provided a $5 rebate to customers who returned 20 proof-of-purchase labels. Management decided to discontinue this program during 1996, and a

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

reserve was established to approximate the remaining cost of the program based on the number of products out at the retail level that reflected this offer.

     Use of Estimates -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Long-Lived Assets -- In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Company periodically evaluates the recoverability of the net carrying value of plant and equipment and intangible assets using current and anticipated net income and undiscounted cash flows, and, if necessary, an impairment is recorded. The Company has recorded no such impairment in 1995, 1996 and 1997.

     Comprehensive Income -- The Company adopted SFAS No. 130, Reporting Comprehensive Income, on January 1, 1998. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any comprehensive income components requiring separate disclosure.

     New Accounting Pronouncements -- For the fiscal year beginning January 1, 1999, the Company will adopt SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information and SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. The Company is reviewing the impact of the adoption of these pronouncements on its consolidated financial statements.

     Stock-Based Compensation -- The Financial Accounting Standards Board's SFAS No. 123, Accounting for Stock-Based Compensation, requires expanded disclosures of stock-based compensation arrangements with employees. The standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. As permitted by the SFAS No. 123, the Company has elected to continue to account for such transactions under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and discloses, in a note to the financial statements, pro forma net income and earnings per share as if the Company had applied the fair value method of accounting. The Company will continue to use APB Opinion No. 25 for measurement and recognition of employee stock-based transactions.

2. ACQUISITIONS

     On April 15, 1996, pursuant to a stock purchase agreement, NNG acquired all of the outstanding capital stock of the Predecessor Company for $34,339, in cash, including $2,339 in transaction costs. Additionally, pursuant to the stock purchase agreement the former owner was granted an option to purchase 100 shares of common stock of Health Valley at $22,222.22 per share. During 1997, this option was terminated and a new option was issued. The new option enables the former owner to purchase 406,000 shares of NNG ("Common Stock") at $.34 per share, and up to an unspecified number of shares of Series A Preferred Stock to be determined based on the number of shares of Series A Preferred Stock redeemed prior to the exercise of such option at $1,000 per share.

     The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their estimated fair values. This treatment resulted in approximately $4,903 of cost in excess of the fair value of net assets acquired. This goodwill is being amortized on a straight-

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

line basis over 40 years. Health Valley results of operations have been included in the accompanying financial statements from the date of acquisition.

     On October 31, 1996, the Company completed its acquisition of all of the outstanding capital stock of Breadshop for $9,253 in cash, including $502 in transaction costs. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their estimated fair values. This treatment resulted in approximately $3,519 of cost in excess of the fair value of net assets acquired as of October 31, 1996, and a trademark valuation of $5,493. These amounts are being amortized on a straight-line basis over 40 years. Breadshop's results have been included in the accompanying consolidated financial statements from the date of acquisition. The results of the Company, had Breadshop been acquired as of April 15, 1996 and included in the accompanying financial statements, would be as follows:

Revenues....................................................    $  45,969
                                                                =========
Net loss....................................................    $    (779)
                                                                =========
Net loss per share -- basic and diluted.....................    $    (.19)
                                                                =========
Weighted average number of common shares outstanding........    4,132,491
                                                                =========

3. INCOME TAXES

     In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and deferred tax liabilities reflect the tax consequences in future years of differences between the income tax bases of assets and liabilities and the corresponding bases used for financial reporting purposes. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company's provision for income taxes for the three months ended March 31, 1997 and March 31, 1998 are based upon estimates of effective rates for the corresponding periods. The Predecessor Company's income tax benefit for the period January 1, 1996 to April 15, 1996 reflects the future income tax benefit expected to be realized.

     Components of the income tax expense (benefit) are as follows at December
31:

                                                          1995       1996      1997
                                                         ------      ----      -----
Current:
  Federal..............................................  $ (634)     $ 86      $  --
  State................................................       2        11          3
                                                         ------      ----      -----
                                                           (632)       97          3
Deferred...............................................   1,769       (84)       499
Other..................................................              (115)
                                                         ------      ----      -----
                                                         $1,137      $ 13      $ 387
                                                         ======      ====      =====

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Major components of the Company's deferred taxes at December 31, 1996 and 1997 are as follows:

                                                               1996         1997
                                                              -------      -------
Net operating loss carryforwards............................  $ 1,449      $ 2,172
Accruals....................................................    1,223          197
Reserves....................................................      325          359
Basis difference in acquired assets.........................   (1,954)      (1,198)
Depreciation and amortization...............................      452         (787)
AMT credit and carryforwards................................       32           80
Capitalization of inventory costs...........................      213           63
Other, including state taxes................................     (101)         254
                                                              -------      -------
                                                              $ 1,639      $ 1,140
                                                              =======      =======

     At December 31, 1997, the Company has available net operating loss (NOL) carryforwards of approximately $5,186 and $4,030, for federal and California income taxes, respectively. These NOLs will begin to expire in the Years 2010 and 2000, respectively. The majority of the available NOLs were acquired from the Predecessor Company in the transactions described in Note 2. The Internal Revenue Code of 1986, as amended, contains provisions that may limit the Company's utilization of its NOL carryforward because of the change in ownership of the Company's stock. The limitation, if any, applies to NOL generated prior to the change in ownership (prior to April 15, 1996). Management believes that the limitations, if any, do not have a material impact on the Company's ability to utilize such net operating losses to offset future earnings.

     In connection with the acquisition of the Predecessor Company and Breadshop by the Company, a tax liability was recorded to reflect the increase in book basis over tax basis for such net assets acquired. Such amount is included in noncurrent deferred liabilities.

4. INVENTORIES

     Inventories consist of the following:

                                                       DECEMBER 31,
                                                    ------------------       MARCH 31,
                                                     1996        1997          1998
                                                    ------      ------      -----------
                                                                            (UNAUDITED)
Raw materials.....................................  $2,491      $2,457        $2,716
Work-in-progress..................................     129         237           157
Finished goods....................................   2,365       2,584         2,125
                                                    ------      ------        ------
                                                    $4,985      $5,278        $4,998
                                                    ======      ======        ======

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. PLANT AND EQUIPMENT

     Plant and equipment consists of the following:

                                                       DECEMBER 31,
                                                   --------------------       MARCH 31,
                                                    1996         1997           1998
                                                   -------      -------      -----------
                                                                             (UNAUDITED)
Machinery and equipment..........................  $14,921      $15,135        $15,152
Leasehold improvements...........................    8,994        8,994          8,995
Furniture and fixtures...........................    1,868        2,074          2,066
Assets not in use................................    2,786        2,437          2,437
                                                   -------      -------        -------
                                                    28,569       28,640         28,650
Less accumulated depreciation....................   (2,195)      (5,282)        (6,047)
                                                   -------      -------        -------
                                                   $26,374      $23,358        $22,603
                                                   =======      =======        =======

6. INTANGIBLE AND OTHER ASSETS

     Intangible and other assets consist of the following:

                                                       DECEMBER 31,
                                                   --------------------       MARCH 31,
                                                    1996         1997           1998
                                                   -------      -------      -----------
                                                                             (UNAUDITED)
Goodwill.........................................  $ 8,498      $ 8,881       $  8,881
Trademarks.......................................    5,493        5,493          5,493
Other............................................      521          940          1,136
                                                   -------      -------       --------
                                                    14,512       15,314         15,510
Less accumulated amortization....................     (149)        (499)          (651)
                                                   -------      -------       --------
                                                   $14,363      $14,815       $ 14,859
                                                   =======      =======       ========

7. LONG-TERM DEBT

     Debt consists of the following at December 31:

                                                               1996         1997
                                                              -------      -------
Revolving line of credit....................................  $ 2,158      $ 4,732
Term Loan A.................................................   12,000       10,700
Term Loan B.................................................    6,500        5,930
Other.......................................................    1,604          328
                                                              -------      -------
                                                               22,262       21,690
Less current portion........................................   (3,146)      (2,855)
                                                              -------      -------
          Total long-term debt..............................  $19,116      $18,835
                                                              =======      =======

     The Company's bank credit agreement consists of a $6.5 million revolving line of credit facility, and two term loan facilities. The revolving line of credit facility expires in June 30, 1999, and Health Valley pays an annual commitment fee of .375% on the unused portion of the revolving credit facility. The Term Loan A requires quarterly principal payments, which began March 31, 1997 and end June 30, 2003, in increasing amounts, which began at $250 and end at $575. The Term Loan B requires quarterly principal payments, which began April 30, 1997 and end October 31, 2002, in increasing amounts, which began at $160 and end at

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$380. All of these borrowings are collateralized by substantially all of the assets of the Company's wholly-owned subsidiary.

     Interest on the borrowings under these agreements are at varying rates based, at the Company's option, on the bank's prime rate plus .25% per annum, or the London Interbank Offered Rate (LIBOR) plus 2.5% per annum. The borrowings at prime rates have daily terms, while the LIBOR borrowings have terms of one to six months. Interest payments are made at the end of the each quarter for prime rate borrowings, and the end of each respective period for LIBOR borrowings. Effective December 31, 1997, the interest rate on the revolving line of credit was 8.75%, the interest rate on term loan A was 8.5%, and the interest rate on term loan B was 8.75%.

     The revolving line of credit facility limits the Company's borrowing, based on eligible receivable and inventory valuations. The maximum credit available was $4,844 and $3,680 as of December 26, 1997 and December 27, 1996, respectively.

     The long-term debt agreement contains various restrictive covenants which include a prohibition on payment of dividends, specified minimum net worth and current ratio levels, and specific limitations on leverage ratios and capital expenditure amounts. The agreement also contains a mandatory requirement to make accelerated payments on the term debt in the event that a significant sale or disposition of fixed assets occurs. At December 31, 1997, the Company was in violation of the fixed charge coverage ratio covenant and on April 9, 1998 obtained a waiver from the lender.

     Other debt includes notes payable to a financing company, with underlying fixed assets as collateral, payable in monthly installments ranging from $2 to $13, bearing interest rates of 8.91% to 11.81%, and maturing between March 1998 and July 2000.

     The scheduled repayments of debt are as follows:

1998........................................................   $ 2,855
1999........................................................     7,701
2000........................................................     3,004
2001........................................................     3,285
2002........................................................     3,695
Thereafter..................................................     1,150
                                                               -------
                                                               $21,690
                                                               =======

8. CAPITAL LEASE OBLIGATIONS

     Obligations under capitalized equipment leases exist for the next year and are as follows:

1998........................................................   $175
Less amounts representing interest..........................     (5)
                                                               ----
Present value of minimum lease payments.....................   $170
                                                               ====

9. COMMITMENTS AND CONTINGENCIES

     Operating Leases -- The Company leases its facilities under the terms of operating leases. These leases are for terms of five years; the current obligations extend through September 1998. These leases contain a renewal option for a five-year period commencing October 1998. The leases also contain escalation clauses which provide for increases in the monthly payments of up to 5% per annum based on inflationary factors determined by the lessor. Rent expense related to these leases amounted to $1,513, $812, $1,147, $287 and $287 for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1998, respectively. Future minimum rental payments net of sublease income for the lease obligations referred to above are $945 for the year ending December 31, 1998.

     Contingencies -- The Company is a party to various legal proceedings arising from the normal course of operations. Although the ultimate disposition of these proceedings is not determinable, management, based on advice of legal counsel, does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect on the Company's financial position, results of operations and cash flows.

10. MANDATORY REDEMPTION 10% PREFERRED STOCK

     The Company's Series A Preferred Stock has a mandatory redemption value of $9,783 on each of the seventh and eighth anniversary dates from the original issuance or April 12, 2003 and 2004, respectively, plus any accrued but unpaid dividends. Dividends on the Series A Preferred Stock are cumulative and accrue at a 10% annual rate based on a redemption value of $1,000 per share. In the event of liquidation, dissolution, qualifying sale or merger of the Company, each holder of Series A Preferred Stock has a liquidation preference equal to $1,000 per share plus any accrued but unpaid dividends. Subject to certain limitations, the Company, at its option, may redeem all or part of the outstanding shares of Series A Preferred Stock at the redemption value plus all accrued but unpaid dividends. During fiscal year 1997, the Company issued 900 shares of Series A Preferred Stock, liquidation value of $1,000 per share, as repayment for $900 of debt. As the Series A Preferred Stock has characteristics similar to debt instruments, the balance of preferred shares have been classified above shareholders' equity in the financial statements.

11. RETIREMENT PLANS

     The Company maintains a defined contribution retirement plan (401(k) Savings Plan) (the Plan) that covers all eligible employees who elect to participate. Employees may contribute between 1% and 15% of their earnings under the Plan, subject to annual limits set by the Internal Revenue Service. The Company matches 50% of the participant's contributions, up to 3% of each participant's earnings. In addition, the Company is able to make additional discretionary contributions. The Company's contributions for the periods ended December 31, 1995, 1996 and 1997 and March 31, 1997 and 1998 were $197, $103,
$72, $28 and $29, respectively.

12. RELATED-PARTY TRANSACTIONS

     Frontenac Company, a private equity firm and the general partner of Frontenac VI Limited Partnership, provides consulting and financial services to the Company. Such services include, but are not limited to, addressing issues related to strategic direction, long-term growth, acquisitions and divestitures, executive recruitment, and new financings. Two directors of the Company are affiliates of Frontenac Company.

     Fees paid by the Company to Frontenac Company in 1996 include a $395 transaction fee related to the Health Valley acquisition and a $100 transaction fee related to the Breadshop acquisition. The 10% Convertible Promissory Note due to Frontenac VI Limited Partnership (Note 6) had accrued interest payable of $17 as of December 31, 1996. This Note and the related interest was satisfied on January 31, 1997 through a cash payment of $500 and an additional stock purchase valued at $526. Expenses incurred by the Company from Frontenac Company for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998 include Board of Directors fees of $83, $88, $15 and $25, respectively. The charges incurred in these transactions were substantially the same as charges which would have been incurred had similar services been provided by unrelated parties.

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13. OTHER INFORMATION

     Accrued expenses and other liabilities consist of the following:

                                                    DECEMBER 31,
                                                   ---------------    MARCH 31,
                                                    1996     1997       1998
                                                   ------   ------   -----------
                                                                     (UNAUDITED)
Accrued salaries, vacation and related
  benefits.......................................   1,251      897        940
Accrued acquisition expenses.....................   1,732    1,760      1,715
Accrued rebates..................................   1,970        5         --
Other accrued liabilities........................   1,405    1,216        962
                                                   ------   ------     ------
                                                   $6,358   $3,878     $3,617
                                                   ======   ======     ======

14. STOCK OPTIONS

     In January of 1997, the Company amended the Management Option Agreement (Option Agreement) with its Chairman and President. The Option Agreement granted options to purchase 96,570 common shares at increasing option prices in excess of the fair value ($.34 per share) of the stock at the grant date. The options become fully vested and exercisable on the earlier of: (1) a qualified public offering or approved sale or (2) on the third anniversary from the date of grant. The Option Agreement also contains certain antidilution provisions.

     In March of 1997, the Company adopted the 1997 Stock Option Plan (the Option Plan) to provide for and formalize the grant of stock options to key employees. In connection with the adoption of the Option Plan, the Company formalized the grant of options for 212,280 shares at $.34 per share to key employees. These options vest one third on the first anniversary date of employment subsequent to the date of grant and one third on each of the two subsequent anniversary dates. Options granted under the Plan will become fully vested in the event of a fundamental change or stock sale (as defined within the Plan) of the Company.

     At December 31, 1997, 59,610 options were vested and exercisable having a weighted average exercise of $.34 per share. No options were exercised or canceled during fiscal year 1997.

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the Plan. No compensation cost has been recognized for the Plan. Had compensation cost for the Company's plan been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS No. 123, the Company's net income would have decreased by the pro forma amounts indicated below at December 31, 1997:

Net income:
  As reported...............................................   $105
  Pro forma.................................................   $101

     The fair value of stock options formalized in 1997 had a weighted average fair value of $.06 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997: dividend yield of 0% for all grants, risk-free rate of 6.68%; expected life of 3 years. Volatility of 0% was used (as the Company is not a public entity).

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15. SUBSEQUENT EVENT (UNAUDITED)

     In the second quarter of 1998, the Company recorded a $7.3 million charge to operations (before a tax benefit of $2.9 million) reflecting its decision to restructure certain operations of the Company in light of revisions in its business strategies, and for certain litigation in which it is involved. Approximately $5.3 million was recorded as a restructuring charge comprised of the following components (i) a $2.1 million noncash charge for the write-off of the leasehold improvements in the Company's distribution warehouse as a result of the Company's decision to outsource this function and not renew the lease on the warehouse, (ii) a $2.1 million noncash charge for the writedown to net realizable value of certain manufacturing assets which the Company is holding for sale and other assets whose values have been impaired by the Company's revised product offering and (iii) a $1.1 million noncash charge for the writedown of inventory resulting from the Company's decision to accelerate the introduction of new products and packaging. A charge of $2.0 million relates to certain litigation with respect to which the Company entered into an agreement in principle to settle, subject to final documentation and court approval.

---------------------------------------------------------
---------------------------------------------------------

     NO PERSON, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------

                               TABLE OF CONTENTS


                                           PAGE
                                           ----
Prospectus Summary.......................    3
Risk Factors.............................   10
History of the Company...................   15
Use of Proceeds..........................   16
Dividend Policy..........................   17
Dilution.................................   17
Capitalization...........................   18
Selected Consolidated Financial Data.....   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   21
Business.................................   29
Management...............................   39
Principal Stockholders...................   45
Certain Transactions.....................   46
Description of Capital Stock.............   47
Shares Eligible for Future Sale..........   48
Underwriting.............................   50
Certain Legal Matters....................   51
Experts..................................   51
Additional Information...................   52
Index to Financial Statements............  F-1


                             ---------------------

     UNTIL                , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------

                                3,300,000 SHARES

                          NATURAL NUTRITION GROUP LOGO

                               HEALTH VALLEY LOGO

                          BREADSHOP NATURAL FOODS LOGO

                                  Common Stock

                           --------------------------
                                   PROSPECTUS
                           --------------------------

                                 BT ALEX. BROWN

                          ADAMS, HARKNESS & HILL, INC.
                                            , 1998

---------------------------------------------------------
---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the Company in connection with the issuance and distribution of the Common Stock pursuant to the Prospectus contained in this Registration Statement. The Company will pay all of these expenses.

                                                               APPROXIMATE
                                                                 AMOUNT
                                                               -----------
Securities and Exchange Commission registration fee.........    $ 17,913
NASD filing fee.............................................       6,572
Nasdaq National Market listing fee..........................      72,875
Accountants' fees and expenses..............................     150,000
Blue Sky fees and expenses..................................       5,000
Legal fees and expenses.....................................     375,000
Transfer Agent and Registrar fees and expenses..............      10,000
Printing and engraving......................................     150,000
Miscellaneous expenses......................................     112,640
                                                                --------
          Total.............................................    $900,000
                                                                ========

---------------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Second Amended and Restated Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     Section 145 of the Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees, or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to be indemnified for such expenses despite such adjudication of liability.

     The Company's Second Amended and Restated Certificate of Incorporation provides that the Company's directors will not be personally liable to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (i) for any breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which makes directors liable for unlawful dividends or unlawful stock repurchase or redemptions or (iv) for transactions from which directors derive improper personal benefit.

     Upon the effectiveness of this Registration Statement the Company will enter into indemnification agreements with its directors and certain officers. The form of such agreement is filed as an Exhibit hereto. The Company expects to have director and officer insurance coverage concurrently with the consummation of the Offering.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The following information reflects the 290-for-1 stock split to be effected in connection with the consummation of the Offering.

     On October 2, 1995, pursuant to a Common Stock Purchase Agreement, the Registrant issued (i) 145,000 shares of Common Stock to William R. Voss ("Voss") and (ii) 1,305,000 shares of Common Stock to Frontenac VI Limited Partnership ("Frontenac VI")_. The purchase price for the shares was $0.34 per share.

     On April 15, 1996, pursuant to a Stock Purchase Agreement, the Registrant issued (i) 145,000 shares of Common Stock to Voss, (ii) 748,136 shares of Common Stock and 10,715.358 shares of Series A Preferred Stock to Frontenac VI and
(iii) 1,523,529 shares of Common Stock and 7,951.31 shares of Series A Preferred Stock to State of Wisconsin Investment Board ("SWIB"). The purchase price for the shares was $0.34 per share of Common Stock and $1,000 per share of Series A Preferred Stock.

     On April 15, 1996, pursuant to a Management Stock Option Agreement, the Company granted to Voss options to purchase 96,570 shares of Common Stock for an exercise price that increases over time from $0.34 to $5.48 per share.

     During 1996, in connection with the commencement of their employment, the Company granted to each of Terry Sebastian, Michael D. de Boom, Diane J. Beardsley and William J. Nictakis options to purchase 10,440, 41,760, 41,760 and 83,520 shares of Common Stock, respectively, for an exercise price of $0.34 per share.

     On January 27, 1997, pursuant to a Stock Purchase Agreement, the Registrant issued (i) 27,651.5 shares of Common Stock to Voss, (ii) 142,862 shares of Common Stock and 476.25 shares of Series A Preferred Stock to Frontenac VI and
(iii) 106,009.5 shares of Common Stock and 353.40 shares of Series A Preferred Stock to SWIB. The purchase price for the shares was $0.34 per share of Common Stock and $1,000 per share of Series A Preferred Stock.

     On January 27, 1997, pursuant to a Stock Purchase Agreement, the Registrant issued 4,492 shares of Common Stock and 23.451 shares of Series A Preferred Stock to each of Timothy J. Healy, Chance Bahadur and Mark Smith. The purchase price for the shares was $0.34 per share of Common Stock and $1,000 per share of Series A Preferred Stock.

     During the first quarter of 1997, in connection with commencement of each of their employment, the Company granted to each of Mark Smith, Kevin Mosley and Ronald Haughey options to purchase 13,920, 10,440 and 10,440 shares of Common Stock, respectively, for exercise prices of $0.34 per share. Options to purchase 9,280 shares of Common Stock issued to Mark Smith were subsequently terminated in connection with the termination of his employment.

     On September 30, 1997, pursuant to a Settlement Agreement, the Company granted to George Mateljan, Jr., the former owner of the Health Valley companies, options to purchase 406,000 shares of Common Stock for an exercise price of $0.34 per share and up to 3,082.22 shares of Series A Preferred Stock for an exercise price of $1,000 per share in exchange for cancellation of outstanding options to purchase shares of Common Stock of Health Valley Company, a wholly owned subsidiary of the Company. Mr. Mateljan subsequently transferred options to purchase 81,200 and 20,300 shares of Common Stock and a corresponding number of shares of Series A Preferred Stock to John A. Calfas and Wasserstein Perrella & Co., respectively.

     In January 1998, the Company granted to Lawrence A. Del Santo, a non-employee director, options to purchase 10,150 shares of Common Stock for an exercise price of $6.90 per share.

     The options issued to Sebastian, de Boom, Beardsley, Nictakis, Smith, Mosley, Haughey and Del Santo are governed by the Company's 1997 Option Plan. The grant of options issued prior to the adoption of the 1997 Option Plan was formalized in March 1997.

     No underwriters were involved in any of the transactions described above. All of the securities issued in the foregoing transactions were issued by the Registrant in reliance upon the exemption from registration available under
Section 4(2) of the Securities Act, including Regulation D promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     (a) Exhibits.

          1.1            -- Form of Underwriting Agreement.
          2.1*           -- Stock Purchase Agreement dated as of March 17, 1996 by
                            and between George Mateljan, Jr. and Health Valley
                            Company. Schedules and exhibits to this Stock Purchase
                            Agreement have not been included herewith, but will be
                            furnished supplementally to the Commission upon request.
          2.2*           -- Amendment to Stock Purchase Agreement dated as of April
                            15, 1996 by and between George Mateljan, Jr. and Health
                            Valley Company.
          2.3*           -- Stock Purchase Agreement dated October 16, 1996 by and
                            between the stockholders of The Bread Shop, Inc. and TBS
                            Acquisition Corporation. Schedules and exhibits to this
                            Stock Purchase Agreement have not been included herewith,
                            but will be furnished supplementally to the Commission
                            upon request.
          3.1*           -- Form of Second Amended and Restated Certificate of
                            Incorporation of the Registrant.
          3.2*           -- Form of Amended and Restated Bylaws of the Registrant.
          4.1*           -- Specimen stock certificate representing Common Stock.
          5              -- Opinion of Katten Muchin & Zavis as to the legality of
                            the securities being registered (including consent).
         10.1*           -- Common Stock Purchase Agreement dated as of October 2,
                            1995 by and between the Registrant, Frontenac VI Limited
                            Partnership and William R. Voss.
         10.2*           -- Employment Agreement dated October 2, 1995 by and between the Registrant, and William R. Voss.
         10.3*           -- Amendment No. 1 dated January 28, 1997 to Employment
                            Agreement by and between the Registrant, and William R.
                            Voss.
         10.4*           -- Stock Purchase Agreement dated April 15, 1996 by and
                            between the Registrant, Frontenac VI Limited Partnership,
                            State of Wisconsin Investment Board and William R. Voss.
         10.5*           -- Amended and Restated Credit Agreement dated October 31,
                            1996 by and between Health Valley Company, TBS
                            Acquisition Corporation, The Bread Shop and LaSalle
                            National Bank.
         10.6*           -- First Amendment to Loan and Security Agreement dated June
                            1997 by and between Health Valley Company and LaSalle
                            National Bank.
         10.7*           -- Second Amendment to Loan and Security Agreement dated
                            April 1998 by and between Health Valley Company and
                            LaSalle National Bank.
         10.8*           -- Stock Purchase Agreement dated as of January 28, 1997 by and between the Registrant, William R. Voss, Frontenac VI
                            Limited Partnership and State of Wisconsin Investment
                            Board.
         10.9*           -- Amended and Restated Management Option Agreement dated
                            January 28, 1997 by and between the Registrant, and
                            William R. Voss.
         10.10*          -- Stock Purchase Agreement dated as of January 28, 1997 by and between the Registrant, Timothy J. Healy, Chance
                            Bahadur and Mark Smith.
         10.11*          -- Settlement Agreement dated as of September 30, 1997 by
                            and between Health Valley Company, the Registrant, and
                            George Mateljan, Jr.
         10.12*          -- Second Amended and Restated Registration Agreement dated
                            September 30, 1997 by and between the Registrant, and the
                            stockholders and option holders named therein.

             10.13*          -- Form of Natural Nutrition Group, Inc. Employee Incentive Compensation Plan.
             10.14*          -- Form of Natural Nutrition Group, Inc. 1998 Employee Stock Purchase Plan.
             10.15*          -- Form of Indemnification Agreement.
             10.16*          -- Lease Agreement dated August 5, 1988 by and between CalMat Properties, Inc. and Health
                                Valley Natural Foods, Inc.
             10.17*          -- Intrepid Food Holdings, Inc. 1997 Stock Option Plan, as amended.
             10.18*          -- Form of Stock Option Agreement for the Intrepid Food Holdings, Inc. 1997 Stock Option
                                Plan.


            21*              -- Subsidiaries of the Registrant.
             23.1**          -- Consent of Deloitte & Touche LLP.
             23.2            -- Consent of Katten Muchin & Zavis (contained in its opinion to be filed as Exhibit 5 hereto).


            24*              -- Power of Attorney


            27*              -- Financial Data Schedule.
             99.1*           -- Consent of Natural Foods Merchandiser
             99.2*           -- Consent of Spence Information Services, LLC


---------------
 * Previously filed

** To be filed by amendment

     (b) Financial Statement Schedules.

                                                                         PAGE
                                                                         ----
         Report of Independent Public Accountants....................    S-1
         Schedule II -- Valuation and Qualifying Accounts............    S-2

ITEM 17. UNDERTAKINGS.

     The Registrant hereby undertakes:

     (1) To provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of its counsel, the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, and State of Illinois on the 21st day of July, 1998.


                                            Natural Nutrition Group, Inc.

                                            By:     /s/ WILLIAM R. VOSS
                                              ----------------------------------
                                                       William R. Voss
                                              Chairman, Chief Executive Officer
                                                        and President

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                 /s/ WILLIAM R. VOSS                   Chairman of the Board, Chief          July 21, 1998
-----------------------------------------------------    Executive Officer, and President
                   William R. Voss                       (Principal Executive Officer)

                          *                            Senior Vice President and Chief       July 21, 1998
-----------------------------------------------------    Financial Officer (Principal
                 Diane J. Beardsley                      Accounting Officer)

                          *                            Director                              July 21, 1998
-----------------------------------------------------
                  Roger S. McEniry

                          *                            Director                              July 21, 1998
-----------------------------------------------------
                    David S. Katz

                          *                            Director                              July 21, 1998
-----------------------------------------------------
                  Timothy J. Healy

                          *                            Director                              July 21, 1998
-----------------------------------------------------
                Lawrence A. Del Santo

               *By /s/ WILLIAM R. VOSS
  -------------------------------------------------
                   William R. Voss
                 As Attorney-in-fact

                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE

To the Board of Directors and
Stockholders of Natural Nutrition Group, Inc.
(formerly known as Intrepid Food Holdings, Inc.) and Subsidiaries:

     We have audited the financial statements of Natural Nutrition Group, Inc. as of December 31, 1997 and 1996 (successor company balance sheets) and the statements of operations and cash flows for the years then ended (successor company operations) and the statements of operations and cash flows for the period from January 1, 1996 to April 15, 1996 (predecessor company operations) and have issued our report thereon dated February 20, 1998 included elsewhere in this Registration Statement. Our audits also included the financial statement schedule listed in Item 16 of this Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, CA
February 20, 1998
(April 9, 1998 as to Note 7)

                         NATURAL NUTRITION GROUP, INC.
       (FORMERLY KNOWN AS INTREPID FOOD HOLDINGS, INC.) AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                                    BALANCE                                           BALANCE
                                                  AT BEGINNING                                        AT END
                                                    OF YEAR       EXPENSES    OTHER     DEDUCTIONS    OF YEAR
                                                  ------------    --------    -----     ----------    -------
Deducted from Assets:
  Allowance for doubtful accounts:
     1997.....................................       $1,334         $312      $   --       $225       $1,421
     1996.....................................           25           67       1,242         --        1,334
     1995.....................................           91           22          --         88           25
  Reserve for obsolete inventories:
     1997.....................................       $  866         $179      $   --       $596       $  449
     1996.....................................          152          875          25        184          866
     1995.....................................          100          252          --        200          152

                                       S-2